UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017.

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from______ to ______
Commission File Number 1-13699
RAYTHEON SAVINGS AND INVESTMENT PLAN
(Full title of the plan)
RAYTHEON COMPANY
(Name of issuer of the securities held pursuant to the plan)
870 WINTER STREET, WALTHAM, MASSACHUSETTS 02451
(Address of issuer’s principal executive offices)

Raytheon Savings and Investment Plan
Financial Statements and Supplemental Schedule
To Accompany 2017 Form 5500
Annual Report of Employee Benefit Plan
Under Employee Retirement Income Security Act of 1974
December 31, 2017 and 2016

Raytheon Savings and Investment Plan
Table of Contents to Financial Statements and Supplemental Schedule
December 31, 2017 and 2016

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the Raytheon Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Raytheon Savings and Investment Plan (the “Plan”) as of December 31, 2017 and December 31, 2016 and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) at December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 18, 2018

We have served as the Plan’s auditor since at least 2002. We have not determined the specific year we began serving as auditor of the Plan.

Raytheon Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets
Total investments at fair value (Notes 2 and 3)	$16,610,845,610	$14,073,012,671

Fully benefit-responsive investment contracts at contract value (Note 4)	1,765,191,430	1,844,304,082

Receivables
Notes receivable from participants	213,867,927	216,286,658
Receivables for securities sold	464,738	14,721,892
Accrued investment income and other receivables	20,092,500	22,106,089
Total receivables	234,425,165	253,114,639

Total assets	18,610,462,205	16,170,431,392
Liabilities
Payable for securities purchased	21,793,982	26,140,345
Accrued investment expenses and other payables	3,689,073	1,536,261
Total liabilities	25,483,055	27,676,606

Net assets available for benefits	$18,584,979,150	$16,142,754,786

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

2017
Additions to net assets attributable to:

Net appreciation of investments (Notes 2 and 3)	$2,403,938,433
Interest and dividends	306,620,727
Interest income on notes receivable from participants (Note 2)	7,619,415
Other revenue (Note 5)	5,842

Contributions
Employee contributions	686,304,899
Employer contributions	302,834,661
989,139,560
Total additions	3,707,323,977

Deductions from net assets attributable to:

Distributions to participants	$1,257,305,941
Administrative expenses	11,104,030
Total deductions	1,268,409,971

Increase in net assets prior to plan mergers	2,438,914,005
Transfers in from affiliate benefit plans (Note 1)	3,310,358
Increase in net assets available for benefits	2,442,224,364
Net assets, beginning of year	16,142,754,786
Net assets, end of year	$18,584,979,150

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2017 and 2016

1. Description of Plan

The following description of the Raytheon Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering the majority of employees of Raytheon Company (the “Company” or the “Plan Sponsor”). Most employees are immediately eligible to enroll in the Plan on the first day of service. The purpose of the Plan is to provide participants with a tax-effective means of meeting both short-term and long-term investment objectives. The portion of the Plan that is invested in Raytheon Company common stock is an employee stock ownership plan (“ESOP”) that is intended to constitute a stock bonus plan as defined in the Internal Revenue Code of 1986 (the “Code”) and that includes a cash or deferred arrangement. The remaining portion of the Plan is a profit-sharing plan that includes a cash or deferred arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Raytheon Sensintel, Inc., a wholly owned subsidiary of the Plan Sponsor, was merged into the Plan Sponsor on January 1, 2016.  On that date Raytheon Sensintel, Inc.'s employees became employees of the Plan Sponsor and became eligible to participate in the Plan. The Sensintel, Inc. 401(k) Plan was merged into the Plan on May 12, 2017, resulting in the transfer of $835,357 into the Plan.

Raytheon Foreground Security is a wholly owned subsidiary of the Plan Sponsor. Raytheon Foreground Security’s employees became eligible to participate in the Plan on January 1, 2017. The Foreground Security 401(k) and Profit Sharing Plan (“Foreground Plan”) was merged into the Plan on December 14, 2017, resulting in the transfer of $2,475,001 into the Plan.

The Plan's investments are held in the Raytheon Savings and Investment Plan Trust (the “Trust”).

Contributions and Deferrals
Eligible employees may contribute to the Plan up to 50% of their compensation, as defined in the Plan document. The Code limits eligible compensation the Plan may take into account to $270,000 for the 2017 plan year. Employee contributions, including rollovers, are invested based on participant investment elections. For 2017, the annual employee pretax elective deferral contributions for a participant cannot exceed $18,000, except for catch-up contributions. Participants also may make after tax contributions, but total employee (pretax and after tax) contributions and employer contributions may not exceed $54,000 for the 2017 plan year, except for catch-up contributions. A participant who is eligible to make elective pretax contributions and is at least age 50 by the end of 2017 may make pretax catch-up contributions up to $6,000. Participants may also make after tax Roth 401(k) contributions, which are aggregated with pretax contributions for purposes of the limits on contributions.

For most employees hired after December 31, 2009, for the first five consecutive years of service, the Company matches 100% of the first 3% of eligible compensation that a participant contributes to the Plan each pay period. After the first five consecutive years of service, the Company matches 100% of the first 4% of eligible compensation. For most employees hired before January 1, 2010, the Company matches 100% of the first 4% of eligible compensation that a participant contributes to the Plan each pay period. Matching Company contributions are made in cash and are invested based on the investment allocation elected by each participant.

Eligible employees hired or rehired on or after January 1, 2007 participate in the Retirement Income Savings Program (“RISP”) (subject to the terms of any applicable collective bargaining agreements), in addition to having the right to participate in the other features of the Plan. Most employees hired after December 31, 2009 have a one-year waiting period for participation in RISP. Under RISP, the Company contributes a percentage of each RISP-eligible participant's compensation to the participant's RISP account in the Plan. The percentage contribution varies according to a schedule based on the participant's age at the most recent date of hire, years of service since the most recent date of hire and whether the participant's most recent date of hire was before or after December 31, 2009.

Participants may invest contributions in increments of 1% in any combination of investment options available, subject to percentage limitations applicable to some funds. The investment options range from investments with an emphasis on preservation of capital to equity investments with an emphasis on capital gains. The underlying investments include investment

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2017 and 2016

contracts, registered investment companies, common collective trusts, Raytheon Company common stock, fixed income securities and other investments including a self-directed brokerage account.

Participant Accounts
Each participant account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings (losses). The allocation of Plan earnings (losses) is based on the participant account's balance and investment option allocation. Expenses payable by the Plan are charged to participant accounts or paid from the forfeiture account, or are paid from the credits the Plan receives under the agreement with its record keeper, Fidelity Management Trust Company (FMTC).

Participants are not permitted to make a direct exchange from the Raytheon Fixed Income Fund (the “Fixed Income Fund”), a stable value fund specifically managed for the Plan, into a "competing" fund (such as a money market fund). Investors who wish to move money from the Fixed Income Fund to a "competing" fund must first make an exchange from the Fixed Income Fund to a non-competing fund for 90 days. After 90 days, participants may exchange from a non-competing fund into a competing fund.

Vesting
With the exception of RISP participants and certain union groups, all employee and most employer contributions and earnings (losses) thereon are immediately 100% vested for each participant who performs an hour of service on or after January 1, 1999. Most RISP participants become 100% vested in the employer RISP contributions after three years of service. Forfeitures of the non-vested portions of terminated participants' accounts are available to reduce Company contributions and pay administrative expenses. At December 31, 2017 and 2016, unallocated Plan forfeitures were $143,458 and $1,098,591, respectively. During 2017, the total amount of forfeitures were $1,424,567.

Notes Receivable from Participants
A participant may borrow a portion of the balance in the participant's account, other than the RISP account, subject to certain restrictions. The maximum amount of a loan is the lesser of one-half of the participant's vested account balance or $50,000, minus the participant's highest outstanding loan balance over the previous 12 months. The minimum loan is $500. Loans are secured by the balance in the participant's account and bear interest equal to the prime rate published in The Wall Street Journal on the last business day of the calendar quarter preceding the calendar quarter in which the loan is made. Loans must be repaid over a period of up to five years, except that if the loan is used to acquire the participant's principal residence, the repayment period may extend up to 15 years. Loan payments and interest payments are credited to the participant's account in the investment options according to the participant's current investment election. As of December 31, 2017 and 2016, the interest rates on the outstanding loans ranged from 3.25% to 9.50%.

Payment of Benefits
A participant may make certain in-service withdrawals including all or a portion of participant after tax contributions, any rollover contributions and related earnings at any time and all or a portion of participant contributions, employer contributions and related earnings upon attainment of age 59 1/2. Participants who have not reached age 59 ½ but who have participated in the Plan for five years or more may take withdrawals of their company matching contributions. For reasons of financial hardship, a participant may withdraw all or a portion of participant pretax contributions and related earnings subject to a reduction in the maximum participant contribution rate for the next six months. On termination of employment, a participant with a vested balance less than $1,000 will receive a lump-sum distribution unless the participant elects to defer distribution. If the vested balance is in excess of $1,000, a distribution can be requested at any time. If no distribution is requested the terminated participant will receive annual statutory distributions starting in the year in which the participant reaches the age of 70 ½, or the year of termination if later. The participant may elect to defer this initial payment until April 1 of the following year. Any excess over the annual statutory distributions may be deferred until the participant's death.

Participants who have investments in the Raytheon Stock Fund which is primarily comprised of Raytheon Company common stock may elect to reinvest dividends within the Plan or, if vested, receive dividends in cash. Any dividends received in cash by participants will be subject to taxes in the year of receipt. Of the $26,813,730 in dividends earned by the Plan in 2017, $939,039 was received in cash by participants who elected the cash payment option.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2017 and 2016

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the financial statements.

Investment Valuation and Income Recognition
Fully benefit-responsive investment contracts (FBRICs) are reported at contract value, which is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in FBRICs through the Fixed Income Fund.

Plan investments, other than FBRICs, are stated at fair value. See Note 3 for discussion of fair value measurements.

Security transactions are recorded on the trade date. Payables and receivables for outstanding purchases and sales represent trades which have occurred but have not yet settled and are recorded on the statements of net assets available for benefits.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, excluding FBRICs, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. No allowance for credit losses have been recorded as of December 31, 2017 or 2016. Delinquent participant loans are classified as distributions based upon the terms of the plan document.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Expenses of administering the Plan such as loan processing, legal fees and other administrative fees are charged directly or indirectly to participant accounts. Those expenses of administering the Plan that are not charged to participant accounts are paid by the forfeiture account, by the Company, or from credits the Plan receives under the agreement with its record keeper, FMTC.

Subsequent Events
The Plan has evaluated subsequent events through the time of filing this Form 11-K with the Securities and Exchange Commission.

3. Fair Value Measurements

The accounting standard for fair value measurements provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. This accounting standard established a fair value hierarchy, which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required:

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2017 and 2016

Level 1:	Quoted prices in active markets for identical assets or liabilities.
Level 2:
Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or that we corroborate with observable market data for substantially the full term of the related assets or liabilities.

Level 3:	Unobservable inputs supported by little or no market activity that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Certain investments that are measured at fair value using the net asset value per share (“NAV”), or its equivalent, practical expedient have not been classified in the fair value hierarchy.

Following is a description of valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Investments in registered investment companies are valued at the closing net asset value reported on the last business day of the year. Investments in securities traded on a national securities exchange are valued at the exchange traded close.

The self-directed brokerage account is reported as a single type investment. Investments in the self-directed brokerage account consist of registered investment companies and exchange traded funds. These investments are valued in line with the fair value measurement levels described above.

The Plan invests in common collective trusts ("CCT") which are valued at the net asset value of the CCT. The NAV, as provided by the investment manager or custodian, is net of fees and is based on the fair value of the underlying investments held by the CCT less its liabilities. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the CCT, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

For the years ended in December 31, 2017 and December 31, 2016, there were no transfers between levels.

The following tables set forth the investment assets of the Plan that were measured at fair value on a recurring basis by level within the fair value hierarchy.

	Fair Value of Investment Assets as of 12/31/2017
	Total	Level 1	Level 2	Level 3	Not Subject To Leveling (1)

Registered investment companies	$6,719,268,001	$6,719,268,001	$—	$—	$—
Self-directed brokerage account	621,574,612	621,574,612	—	—	—
Raytheon Company common stock	2,068,984,221	2,068,984,221	—	—	—
Common collective trusts	7,201,018,776	—	—	—	7,201,018,776
Total investments at fair value	$16,610,845,610	$9,409,826,834	$—	$—	$7,201,018,776

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2017 and 2016

	Fair Value of Investment Assets as of 12/31/2016
	Total	Level 1	Level 2	Level 3	Not Subject To Leveling (1)

Registered investment companies	$5,985,917,538	$5,985,917,538	$—	$—	$—
Self-directed brokerage account	528,817,922	528,817,922	—	—	—
Raytheon Company common stock	1,622,194,652	1,622,194,652	—	—	—
Common collective trusts	5,936,082,559	—	—	—	5,936,082,559
Total investments at fair value	$14,073,012,671	$8,136,930,112	$—	$—	$5,936,082,559

(1) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

4. Fully Benefit-Responsive Investment Contracts (FBRICs)

For the plan year ended December 31, 2017 and 2016, the Plan included the Fixed Income Fund, which holds FBRICs issued by American General Life Insurance Company, Bank of Tokyo-Mitsubishi, JP Morgan Chase Bank, Prudential Insurance Company of America, State Street Bank and Trust Company and Transamerica in both 2017 and 2016. These FBRICs are collectively referred to as the “FBRIC Providers”.

The FBRICs make up the Synthetic Guaranteed Investment Contracts ("Synthetic GICs") and are designed to decrease volatility by providing the Fixed Income Fund with the ability to execute certain participant transactions at contract value through the use of FBRICs. Under the FBRICs, there is no immediate recognition of gains and losses on the Fixed Income Fund's investments. Instead gains and losses are recognized over time by periodically adjusting the interest rates credited to the Fixed Income Fund. This allows the Fixed Income Fund to credit a fixed interest rate for stated periods of time on investments which are subject to FBRICs.

Income from the FBRICs is reported net of administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value with certain restrictions related to the transfer of funds into a competing investment option. The Plan considers such factors as the benefit responsiveness of the investment contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by an issuer of an investment security in evaluating the components of the FBRICs.

The FBRICs accrue interest using a formula embedded in the contract called the “crediting rate.” The FBRICs use the crediting rate formula to convert market value changes in the FBRICs assets into income distributions in order to minimize the difference between the market and contract value of the FBRICs assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fixed Income Fund's current market value at the Fixed Income Fund's current yield to maturity for a period equal to the Fixed Income Fund's duration. The crediting rate is the discount rate that equates estimated future market value with the Fixed Income Fund's current contract value. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the wrapped investments. The difference is amortized over the duration of the investments. The magnitude of the impact of the contract value and the market value differential to the crediting rate is affected by the length of time between the reset period and the duration of the investments. Crediting rates are reset monthly. The FBRICs provide a guarantee that the crediting rate will not fall below 0%. Events disqualifying an underlying investment from being wrapped include, but are not limited to, bankruptcy, default or restricted liquidity of the security issuer.

The crediting rate, and hence the Fixed Income Fund's return, may be affected by many factors, including purchases and redemptions by participants. The precise impact on the Fixed Income Fund depends on whether the market value of the wrapped assets is higher or lower than the contract value of those assets. If the Fixed Income Fund experiences significant redemptions when the market value is below the contract value, the Fixed Income Fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the Fixed Income Fund's yield could be reduced to zero. If

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2017 and 2016

redemptions continued thereafter, the Fixed Income Fund might have insufficient assets to meet redemption requests, at which point the Fixed Income Fund would require payments from the FBRICs Providers to pay further participant redemptions.

The Fixed Income Fund and the FBRICs purchased by the Fixed Income Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans or transfers to non-competing investment options within the Plan). However, the FBRICs limit the ability of the Fixed Income Fund to transact at contract value upon the occurrence of certain events. At this time, management believes the occurrence of any of these events is not probable. These events include:

1.	The Plan's failure to qualify under Section 401(a) or Section 401(k) of the Code.

2.	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

3.	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the FBRIC Provider.

4.	Complete or partial termination of the Plan.

5.	Any known change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fixed Income Fund's cash flow.

6.
Any communication given to participants by the Plan Sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fixed Income Fund or to transfer assets out of the Fixed Income Fund.

7.	Exclusion of a material group of previously eligible employees from eligibility in the Plan.

8.	Any material early retirement program, group termination, group layoff, facility closing or similar program.

9.	Any transfer of assets from the Fixed Income Fund directly to a competing option.

10.	Bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan.

A FBRIC Provider may terminate a FBRIC at any time. In the event that the market value of the Fixed Income Fund's wrapped assets is below their contract value at the time of such termination, the Trustee may elect to keep the FBRIC in place until such time as the market value of the Fixed Income Fund's wrapped assets is equal to their contract value. A FBRIC Provider may also terminate a FBRIC if FMTC's investment management authority over the Fixed Income Fund is limited or terminated as well as if all of the terms of the FBRIC fail to be met. In the event that the market value of the Fixed Income Fund's wrapped assets is below their contract value at the time of such termination, the terminating FBRIC Provider would not be required to make a payment to the Fixed Income Fund.

FBRICs generally impose conditions on both the Plan and the FBRIC Provider. If an event of default occurs and is not cured, the non-defaulting party may terminate the FBRIC. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The FBRIC Provider may be in default if it breaches a material obligation under the FBRIC; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the FBRIC; or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. The FBRIC Providers' ability to meet their contractual obligations under the respective FBRICs may be affected by future economic and regulatory developments in the insurance and banking industries. If, in the event of default of a FBRIC Provider, the Plan was unable to obtain a replacement FBRIC, withdrawing participants may experience losses if the value of the Fixed Income Fund's assets no longer covered by the FBRIC is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance that the Plan will be able to do so. The combination of the default of a FBRIC Provider and an inability to obtain a replacement FBRIC could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of a FBRIC generally provide for settlement of payments only upon termination of the FBRIC or total liquidation of the wrapped investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each FBRIC Provider. FBRIC termination occurs whenever the contract value or market value of the wrapped investments reaches zero or upon certain events of default. If the FBRIC terminates due to the default of the FBRIC Provider (other than a default occurring because of a decline in its rating), the FBRIC Provider will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a FBRIC terminates due to a decline in the ratings of the FBRIC Provider, the FBRIC Provider may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the FBRIC. If the FBRIC terminates when the market value equals zero, the FBRIC Provider will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy participant initiated withdrawal requests. FBRIC termination also may occur by either party upon election and notice.

The FBRIC Provider may elect to terminate the FBRIC for no reason by giving certain notice to the Trustee. If, at any time,

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2017 and 2016

prior to dates agreed to in each FBRIC for the receipt of such notice, the Trustee objects to such election, the Trustee shall be deemed to have made an immunization election and the immunization provisions of the FBRIC apply. The immunization provision results in the wrapped portion of the Fixed Income Fund being managed according to more conservative immunization investment guidelines provided for in the FBRIC and the contract can terminate in segments over a period of time. In the event a FBRIC Provider sought to terminate its FBRIC or immunize its portion of the Fixed Income Fund, the Fund can seek to replace that FBRIC Provider with another financial institution.

Plans investing in FBRICs and fixed income securities are subject to a number of risks, including credit risk of underlying investments, risk associated with prepayment of collateralized mortgage obligations, risk that third parties will not perform under the FBRICs, risk associated with interest rate fluctuations and risk of losses caused by liquidation of contracts or investments to meet withdrawal demands.

5. Certain Transactions Involving Related Parties and Parties-In-Interest

The Trustee of the Plan, FMTC, is a party-in-interest with respect to the Plan. Certain Plan transactions involve FMTC or its affiliates. For example, certain Plan investments are shares of registered investment companies managed by affiliates of FMTC. The Plan also pays fees to the Trustee. In addition, the Plan has a revenue sharing agreement with the Trustee whereby certain revenue received by the Trustee from sponsors of some Plan investment options is paid to the Trust and is allocated to the accounts of participants invested in these options. For the year ended December 31, 2017, $5,842 in such revenue sharing was allocated to participant accounts.

Subject to the terms of the Plan document, the Plan makes certain loans to participants who are employees of the Company, and who are therefore parties-in-interest with respect to the Plan.

The Plan Sponsor, Raytheon Company, is a party-in-interest with respect to the Plan. In accordance with the provisions of the Plan, the Trustee acts as the Plan's agent for purchases and sales of shares of Raytheon Company common stock. Purchases amounted to $21,927,501 and sales amounted to $48,003,384 for the year ended December 31, 2017. Dividend income from shares of Raytheon Company common stock amounted to $25,874,691 for the year ended December 31, 2017.

All of these transactions either fall outside the scope of, or are exempt from, ERISA's prohibited transaction rules.

6. Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right under the Plan at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all participants become fully vested in their accounts. In the event of Plan termination, after payment of all expenses and adjustment of accounts to reflect such expenses, fund losses or profits, and reallocations, each participant shall be entitled to receive all amounts then in his or her account.

7. Federal Income Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated June 25, 2012, that the design of the Plan meets the requirements for qualification under Code section 401(a), on which the tax exemption of the Trust under Code section 501(a) is based. The Plan has been amended since receiving the determination letter. The Plan administrator and the Company's benefits counsel believe that the current design and operation of the Plan are consistent with preservation of the qualification of the Plan and exemption of the Trust in the context of applicable IRS procedures.

The Plan follows the provisions of uncertain tax positions that provide criteria for the recognition, measurement, presentations and disclosure of uncertain tax positions. The Plan may, from time to time, hold investments that give rise to certain tax liabilities. Based upon management's assessment, the Plan has not recognized any tax liabilities at December 31, 2017 and 2016, respectively. The Plan is subject to examinations by taxing jurisdictions. The Plan administrator believes the Plan is no longer subject to federal tax examination for years prior to 2014.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2017 and 2016

8. Risks and Uncertainties

The Plan provides for various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment options of the Plan, it is reasonably possible that changes in the values of investment securities will occur and such change could materially affect participants' account balances and the Plan's financial statements.

Counterparty credit risk is the risk that a counterparty to a financial instrument will fail on a commitment that it has entered into with the Plan. The Plan minimizes concentrations of counterparty credit risk by undertaking transactions with multiple counterparties. The Plan's investment fiduciary has a credit policy in place and the exposure to counterparty credit risk, as well as the creditworthiness of these counterparties, is monitored on an ongoing basis.

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Investment Contracts
21st Century Fox	4.5% 02/15/21	1,000,000	$1,056,827
21st Century Fox	6.9% 3/01/19	925,000	973,521
Abbott Lab	2.35% 11/30/19	2,515,000	2,515,261
Abbott Lab	2.9% 11/30/21	2,240,000	2,265,682
Abbvie Inc	2% 11/6/18 WI	2,680,000	2,679,172
Abbvie Inc	2.9% 11/06/22 WI	800,000	801,521
Abbvie Inc	3.6% 5/14/25	835,000	858,246
Abbvie Inc	2.5% 5/14/20	2,000,000	2,006,043
Ace Ina Holding	2.3% 11/03/20	255,000	254,575
Ace Ina Holding	2.875% 11/22	2,490,000	2,523,570
Actavis Funding	2.35% 3/12/18	1,300,000	1,301,014
Actavis Funding	3% 3/12/20	1,029,000	1,038,200
Actavis Funding	3.45% 3/22	4,050,000	4,114,548
Actavis Funding	3.8% 03/15/25	3,020,000	3,073,814
AerCap Ireland	5% 10/21	725,000	772,759
AerCap Ireland	4.25% 07/01/20	645,000	669,251
AerCap Ireland	4.625% 10/30/20	485,000	508,380
AerCap Ireland	3.5% 01/15/25	750,000	743,258
Aetna Inc	4.125% 6/01/21	250,000	260,192
Agrium Inc	3.15% 10/01/22	250,000	252,790
AIG Global Funding	2.15% 7/2/20 144A	747,000	740,336
AIG International Group	4.875% 6/01/22	600,000	652,349
Air Lease Corp	2.625% 09/04/18	1,310,000	1,313,855
Air Lease Corp	2.625% 07/01/22	1,255,000	1,237,916
Air Liquid	1.75% 9/27/21 144A	1,080,000	1,047,356
Alabama Economic Settlement Authority	3.163% 9/15/25	445,000	449,957
Alberta Province	1.9% 12/6/19	3,620,000	3,595,131
Ally Auto Receivable Trust	1.74% 09/21	880,000	875,019
Ally Auto Receivable Trust	1.75% 12/21	1,331,000	1,320,349
Ally Auto Receivable Trust	1.7% 02/21	645,000	641,994
Altria Group Inc	9.25% 8/06/19	40,000	44,342
Altria Group Inc	2.85% 8/09/22	520,000	523,343
American Electric Power	2.15% 11/13/20	522,000	519,529
American Express Credit Account Master	1.77% 11/22	860,000	852,601
American Express Credit Account Master	1.64% 12/21	1,150,000	1,144,052
American Express Credit Account Master	2.04% 05/23	698,000	694,638
American Express Credit Account Master	1.93% 09/22	1,187,000	1,181,533
American Express Credit Corporation	2.125% 3/18/19	805,000	804,942
American Express Credit Corporation	2.5% 08/01/22	860,000	849,508
American Express Credit Corporation	3% 10/24	1,040,000	1,038,032

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
American Express Credit Corporation	2.25% 5/05/21	1,000,000	992,012
American Honda	1.7% 02/22/19	411,000	409,280
American Honda	1.7% 9/9/21	500,000	486,936
American International Group	5.85% 1/16/18	500,000	500,625
American International Group	2.3% 7/19	2,155,000	2,153,176
American International Group	3.3% 3/01/21	2,000,000	2,038,669
American Tower	3.4% 2/15/19	1,510,000	1,527,001
Amgen Inc	4.1% 6/15/21	2,255,000	2,355,213
Amgen Inc	2.65% 05/11/22	1,545,000	1,540,650
Amphenol Corp	3.2% 4/1/24	145,000	145,950
Anheuser Busch	6.875% 11/19	1,245,000	1,348,855
Anhueser-Busch	2.65% 2/01/21	2,780,000	2,793,704
Anhueser-Busch	3.3% 2/01/23	3,509,000	3,590,240
Anhueser-Busch	1.9% 2/01/19	900,000	898,073
Anthem Inc	2.95% 12/01/22	555,000	555,155
Apple Inc	2.85% 5/06/21	660,000	670,523
Arch Capital Finance	4.011% 12/15/26	375,000	390,316
AT&T Inc	2.45% 6/30/20	502,000	501,418
AT&T Inc	3% 6/30/22	580,000	580,959
AT&T Inc	3.4% 5/15/25	4,725,000	4,644,283
AT&T Inc	2.8% 2/17/21	6,360,000	6,387,586
AT&T Inc	5% 3/01/21	1,000,000	1,070,797
AT&T Inc	3.8% 3/15/22	590,000	609,684
Australian and New Zealand Banking Group Limited	2.25% 6/13/19	650,000	650,736
Australian and New Zealand Banking Group Limited	2.7% 11/16/20	1,690,000	1,699,794
Avalonbay Communities	3.625% 10/1/20	209,000	215,133
Avangrid Inc	3.15% 12/01/24	600,000	596,720
Aventura Mall Trust	2013 Avm A 3.7427% 12/32	2,415,000	2,488,268
Aviation	2.875% 1/20/22 144A	1,335,000	1,333,749
Axis Specialty	5.875% 6/01/20	2,150,000	2,300,951
Baker Hughes	2.773% 12/15/22 144A	1,365,000	1,363,022
Baker Hughes	3.337% 12/27 144A	845,000	843,321
Bank of America Commercial Mortgage Trust	2016-Ub10 A2 2.612% 06/49	534,000	534,748
Bank of America Corp	5.65% 5/01/18	4,525,000	4,578,989
Bank of America Corp	4% 01/22/25	1,225,000	1,274,156
Bank of America Corp	3.3% 1/11/23	2,285,000	2,337,225
Bank of America Corp	3.95% 4/21/25	1,120,000	1,157,943
Bank of America Corp	2.6% 1/15/19	542,000	543,820

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Bank of America Corp	2.65% 4/01/19	1,890,000	1,900,581
Bank of America Corp	3.289% 07/60	1,000,000	1,017,805
Bank of America Corp	4.45% 3/03/26	540,000	576,253
Bank of America Corp	2.625% 4/19/21	1,500,000	1,507,507
Bank of America Corp	3.5% 4/19/26	1,275,000	1,303,220
Bank of America Corp	3.124%/VAR 1/23	1,065,000	1,080,214
Bank of America Corp	3.593%/VAR 07/28	1,560,000	1,585,199
Bank of America Corp	3.004%/VAR 12/20/23 144A	5,802,000	5,816,081
Bank of America Credit Card Trust	2016-A1 A 1Ml+39 10/21	4,300,000	4,315,330
Bank of America Credit Card Trust	2015-A1 A 1Ml+33 6/20	2,850,000	2,850,435
Bank of America Credit Card Trust	2017-A1 A1 1.95% 08/22	1,054,000	1,049,286
Bank of America Credit Card Trust	2017-A2 A2 1.84% 1/23	958,000	948,637
Bank of the West Auto Trust	2015-1 A3 1.31% 10/19	949,146	948,427
Bank of Tokyo-Mitsubishi	2.3% 3/20 144A	380,000	378,609
Banque Fédérative du Crédit Mutuel	2.2% 07/20/20 144A	1,245,000	1,236,929
Barclays plc	4.375% 1/12/26	930,000	967,405
Barclays plc	3.2% 08/10/21	1,000,000	1,005,379
Barclays plc	4.337% 01/10/28	2,045,000	2,115,924
Barclays plc	2.75% 11/08/19	334,000	334,718
BAT International Finance	2.75% 6/20 144A	2,400,000	2,411,584
BAT International Finance	3.5% 6/22 144A	500,000	511,430
Bayer US Finance	2.375% 10/19 144 A	1,000,000	1,000,445
Bayer US Finance	3% 10/08/21 144A	1,115,000	1,126,324
BB&T Corporation	2.25% 2/01/19	140,000	140,232
BB&T Corporation	6.85% 4/19	9,000	9,540
Bear Stearns	7.25% 2/01/18	1,350,000	1,355,398
Becton Dickinson	2.675% 12/19	105,000	105,367
Berkley (WR) Corporation	5.375% 9/15/20	1,300,000	1,388,898
Berkley (WR) Corporation	7.375% 9/19	700,000	753,303
Berkshire Hathaway Energy	2.4% 2/20	2,000,000	2,009,234
BMW US Capital	2.7% 04/06/22 144A	937,000	940,103
BMW US Capital	1.85% 9/15/21 144A	1,075,000	1,048,728
BMW US Capital	2% 4/11/21 144A	1,825,000	1,798,859
BMW Vehicle Lease Trust	2.07% 10/20	411,000	409,878
BMW Vehicle Owner Trust	2016-A A3 1.41% 7/20	1,439,000	1,427,919
BNP Paribas	2.45% 3/17/19	1,351,000	1,357,644
BP Capital Markets plc	3.245% 5/06/22	625,000	640,533
BP Capital Markets plc	2.241% 9/26/18	1,065,000	1,066,953
BP Capital Markets plc	2.315% 2/20	733,000	734,741
BP Capital Markets plc	1.674% 2/18	1,330,000	1,329,671

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
BP Capital Markets plc	1.676% 5/03/19	203,000	201,915
BP Capital Markets plc	2.52% 9/19/22	490,000	487,498
BPCE SA	2.5% 12/10/18	1,000,000	1,002,805
BPCE SA	2.5% 7/15/19	1,300,000	1,304,336
BPCE SA	2.25% 1/27/20	2,900,000	2,892,663
BPCM	1.375% 5/10/18	609,000	608,069
Brambles Ltd	5.35% 4/20 144A	980,000	1,031,131
British American Tobacco	2.764% 08/15/22 144A	4,670,000	4,643,958
British Telecom plc	2.35% 2/19	556,000	556,550
Broadcom	3.625% 1/24 144A	2,200,000	2,187,198
Burlington North Santa Fe	4.1% 6/21	2,000,000	2,105,348
Cameron International Corporation	4.5% 6/01/21	1,490,000	1,548,161
Canadian Imperial Bank	2.55% 6/22	1,380,000	1,370,464
Canadian Natural Resources	3.45% 11/15/21	525,000	536,940
Canadian Pacer Auto Receivable	2.05% 03/21	488,000	485,830
Capital One	2.45% 4/24/19	1,054,000	1,056,379
Capital One	2.5% 05/12/20	500,000	499,343
Capital One	2.25% 2/13/19	910,000	910,086
Capital One	2.95% 7/23/21	965,000	970,651
Capital One	2.25% 9/13/21	1,445,000	1,417,312
Capital One	2.35% 1/31/20	1,335,000	1,330,908
Capital One	2.65% 08/08/22	520,000	514,488
Capital One Multi-Asset Execution Trust	2.08% 03/23	240,000	239,380
Capital One Multi-Asset Execution Trust	2.05% 08/23	581,000	578,359
Capital One Multi-Asset Execution Trust	2016-A3 A3 1.34% 4/22	1,060,000	1,049,221
Capital One Multi-Asset Execution Trust	2016-A4 A4 1.33% 6/15/22	868,000	857,222
Capital One Multi-Asset Execution Trust	2017-A3 A3	858,000	852,712
Capital One Multi-Asset Execution Trust	1.99% 07/23	2,331,000	2,316,266
CarMax	2015-2 A3 1.37% 3/20	920,218	918,281
CarMax	16-4 A3 1.4% 8/21	740,000	732,540
CarMax	2014-4 A3 1.25% 11/19	534,859	534,235
CarMax	2015-3 A3 1.63% 6/20	247,288	246,882
CarMax	2015-1 A3 1.38% 11/19	337,717	337,246
CarMax	2016-2 A3 1.52% 2/21	1,615,000	1,608,342
CarMax	16-2 A2B 1Ml+.47 6/17/19	167,709	167,811
CarMax	1.93% 03/22	1,285,000	1,277,952
CarMax	2.15% 10/22	348,000	346,291
CarMax	1.97% 04/22	1,127,000	1,120,905
Caterpillar Financial	2.1% 01/10/20	597,000	595,730
Caterpillar Financial	1.85% 9/04/20	770,000	760,957

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Caterpillar Financial	2.55% 11/22	735,000	732,546
CBS Corporation	4.3% 2/15/21	770,000	804,469
CDP Financial Inc	4.4% 11/25/19 144A	1,300,000	1,350,894
CDP Financial Inc	3.15% 7/24 144A	1,765,000	1,805,194
Celgene Corporation	3.55% 08/15/22	1,233,000	1,269,861
CenterPoint Energy	2.50% 09/01/22	189,000	186,131
CGDBB Commercial Mortgage Trust	1ML+79 7/28	2,080,000	2,082,589
Charter Communications Operating	4.464% 7/23/22	3,445,000	3,593,900
Charter Communications Operating	4.2% 03/15/28	640,000	633,498
Chase Issuance Trust	13-A6 A6 1193476+0.42% 07	3,797,000	3,803,870
Chase Issuance Trust	16-A1 A1 1Ml+0 05/21	3,900,000	3,915,623
Chase Issuance Trust	2016-A2 A 1.37% 6/15/21	1,048,000	1,037,944
Chase Issuance Trust	2016-A5 A5 1.27% 7/21	1,090,000	1,077,175
Chase Issuance Trust	2017-A1 A 1ML+100 1/22	4,300,000	4,315,305
Chevron Phillips Chemical	1.961% 3/20	375,000	373,660
Chevron Phillips Chemical	2.45% 5/01/20 144A	347,000	347,003
Cigna Corp	4% 2/15/22	1,670,000	1,743,889
Cigna Corp	5.125% 6/15/20	1,350,000	1,432,137
Cisco Systems	1.85% 9/20/21	1,000,000	981,306
Citibank Credit Card Issuance Trust	13-A2 A2 1193476+0.28% 05	1,600,000	1,601,374
Citibank Credit Card Issuance Trust	2014-A6 A6 2.15% 7/21	751,000	751,778
Citibank Credit Card Issuance Trust	2016-A1 A1 0% 11/21	1,073,000	1,065,761
Citibank Credit Card Issuance Trust	1.74% 01/21	1,086,000	1,083,577
Citibank Credit Card Issuance Trust	1.92% 04/22	949,000	943,080
Citibank Credit Card Issuance Trust	1.88% 8/8/22	3,781,000	3,745,594
Citibank Credit Card Issuance Trust	1.8% 09/21	841,000	836,698
Citigroup Commercial Mortgage Trust	3.024% 9/45	424,000	429,863
Citigroup Commercial Mortgage Trust	3.093% 04/46	111,000	112,594
Citigroup Commercial Mortgage Trust	2015-GC29 A2 2.674% 4/48	699,000	701,236
Citigroup Commercial Mortgage Trust	3.199% 04/50	388,000	396,229
Citigroup Commercial Mortgage Trust	2016-P4 A2 2.446% 7/49	197,000	196,377
Citigroup Commercial Mortgage Trust	2014-GC21 A3 3.493% 5/47	2,620,000	2,678,026
Citigroup Inc	4.4% 6/10/25	1,080,000	1,139,711
Citigroup Inc	4.45% 9/29/27	965,000	1,021,350
Citigroup Inc	3.7% 1/12/26	4,390,000	4,518,397
Citigroup Inc	2.35% 8/02/21	1,000,000	988,996
Citigroup Inc	2.45% 1/10/20	1,995,000	1,995,818
Citigroup Inc	2.75% 04/25/2022	2,450,000	2,444,740
Citigroup Inc	2.876/VAR 07/24/23	1,555,000	1,547,008
Citigroup Inc	2.7% 10/27/2022	300,000	296,754

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Citigroup Inc	2.1% 06/12/20	2,320,000	2,304,679
Citigroup Inc	2.55% 4/08/19	1,100,000	1,103,796
Citizens Bank	2.3% 12/03/18	1,325,000	1,325,899
Citizens Bank	2.55% 5/13/21	3,925,000	3,910,089
Citizens Bank	2.65% 5/26/22	450,000	445,828
Citizens Bank	2.45% 12/04/19	590,000	590,329
Citizens Bank	2.375% 7/28/21	76,000	74,997
Cityline Commercial Mortgage Trust	2016-Clne A Cstr 12/31	3,100,000	3,066,419
Comcast Corp	1.625% 1/15/22	1,604,000	1,550,941
Comcast Corp	5.875% 2/15/18	1,834,000	1,843,445
Comerica Inc	2.125% 5/23/19	267,000	265,887
COMM 13-CR12 A4	4.046% 10/46	3,600,000	3,823,465
COMM 14-UBS6 ASB	3.387% 12/47	195,000	200,417
COMM 15-CCRE24 A4	3.432% 8/55	4,300,000	4,419,528
COMM 15-CR23 ABS	3.257% 05/48	266,000	272,291
COMM 15-CR26 ABS	3.373% 10/48	222,000	228,974
COMM 2010-C1 A3	4.205% 7/46	1,390,204	1,434,560
COMM 2012-CR3 A3	2.822% 10/45	433,000	433,736
COMM 2012-CR3 ABS	2.372% 11/45	508,853	507,605
COMM 2012-LC4 A4	3.288% 12/44	937,000	953,965
COMM 2013-CR12 A2	2.904% 10/46	1,310,000	1,316,859
COMM 2013-CR6 A4	3.101% 03/46	496,000	502,784
COMM 2013-CR7 A4	3.213% 03/46	690,000	703,998
COMM 2013-CR7 ABS	2.739% 03/46	4,000,000	4,026,061
COMM 2013-CR8 A2	2.367% 6/46	2,630,000	2,631,471
COMM 2013-CR8 A5	3.612% 06/46	301,000	312,531
COMM 2014-CR171 A2	3.012% 5/47	630,000	636,324
COMM 2015-CR22 A2	2.856% 3/48	262,000	264,595
COMM 2015-CR25 A3	3.505% 8/48	4,000,000	4,124,793
COMM 2015-DC1 A4	3.078% 2/48	3,000,000	3,006,863
COMM 2015-PC1 A3	3.725% 7/50	4,000,000	4,106,852
Commonwealth Bank of Australia NY	2.3% 3/20	770,000	770,398
Commonwealth Edison	3.4% 9/01/21	1,615,000	1,661,864
Commonwealth Edison	2.95% 08/15/27	1,040,000	1,027,906
Commonwealth Edison	2.15% 1/15/19	177,000	177,024
Commonwealth NY	2.25% 3/13/19	889,000	889,503
Commonwealth NY	2.4% 11/02/20	940,000	939,757
Compass Bank	2.875% 6/29/22	1,337,000	1,322,851
Concho Resources Inc	3.75% 10/01/27	660,000	668,422
ConocoPhillip Co	2.2% 5/15/20	438,000	436,989

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Consolidated Edison	2% 5/15/21	311,000	306,219
Corporacion Andina De Formento	2% 05/10/19	1,000,000	996,490
Corporacion Andina De Formento	2.125% 9/27/21	1,220,000	1,193,014
Corporacion Andina De Formento	2.75% 1/23	400,000	395,540
Coventry Health	5.45% 6/15/21	300,000	324,741
CPPIB Capital Inc	2.75% 11/02/27 1	750,000	747,735
Credit Suisse	3.574% 1/23 144A	1,000,000	1,016,595
Credit Suisse	3.45% 4/16/21	3,000,000	3,069,762
Credit Suisse	3% 10/29/21	2,280,000	2,303,141
CSAIL 2015-C2 ABS Commercial Mortgage Trust	3.2241% 6/57	227,000	231,110
CSAIL 2017-CX9 A2 Commercial Mortgage Trust	2.884% 09/50	641,000	649,779
CVS Caremark	2.25% 12/05/18	784,000	784,997
CVS Health Corporation	2.8% 7/20/20	338,000	339,386
CVS Health Corporation	3.5% 7/20/22	7,295,000	7,429,875
CVS Health Corporation	2.125% 6/01/21	1,000,000	975,812
Daimler Financial	1.875% 1/18 144A	950,000	949,966
Daimler Financial	2.25% 3/20 144A	387,000	385,497
Daimler Financial	2.45% 5/20 144A	3,250,000	3,247,345
Daimler Financial	1.5% 7/05/19 144A	1,000,000	988,207
Daimler Financial	2.3% 1/06/20 144A	1,000,000	997,693
Daimler Financial	2.85% 1/6/22 144A	504,000	506,100
Daimler Financial	2.3% 2/12/21 144A	500,000	495,715
Danaher Corporation	2.4% 9/15/20	135,000	135,500
DBUBS Mortgage Trust	2011-Lc2A A4 4.537% 7/44	735,000	774,089
Deutsche Bank Ag	2.85% 5/10/19	1,060,000	1,063,441
Deutsche Bank Ag	2.5% 2/13/19	913,000	912,565
Deutsche Bank Ag	3.375% 5/12/21	1,760,000	1,776,063
Deutsche Telecom	1.95% 9/21 144A	1,340,000	1,302,908
Devon Energy Co	3.25% 5/15/22	2,150,000	2,186,712
Dexia Credit	1.875% 9/15/21 144A	750,000	732,499
Dexia Credit	2.25% 2/18/20 144A	2,250,000	2,244,711
Diamond	1 Fi 3.48% 6/01/19 144A	1,785,000	1,807,202
Digital Realty	3.4% 10/01/20	613,000	625,064
Digital Realty	2.75% 2/1/23	312,000	309,213
Discover	2% 2/21/18	3,675,000	3,675,252
Discover	3.1% 6/20	1,247,000	1,261,722
Discover	3.45% 7/27/26	250,000	246,721
Discover	2.6% 11/13/18	500,000	501,694
Discover	3.75% 3/04/25	1,190,000	1,197,589

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Discover Card Execution Note Trust	2012-A6 A6 1.67% 1/22	1,409,000	1,401,027
Discover Card Execution Note Trust	2015-A2 A 1.90% 10/22	1,268,000	1,260,498
Discover Card Execution Note Trust	2015-A4 A4 2.19% 4/23	550,000	549,584
Discover Card Execution Note Trust	2016-A1 A1 1.64% 7/21	760,000	757,595
Discover Card Execution Note Trust	16-A2 A2 1Ml+55 9/21	1,500,000	1,507,915
Discover Card Execution Note Trust	1.85% 10/23	599,000	590,467
Discover Card Execution Note Trust	2016-A4 A4 1.39% 3/15/22	873,000	862,283
Discover Card Execution Note Trust	1ML+60 12/26	1,660,000	1,678,357
Discover Card Execution Note Trust	1.88% 2/15/23	2,357,000	2,336,368
Discovery Communication	3.95% 3/20/28	1,260,000	1,252,882
Dominion Resources Inc	2.579% 7/1/20	785,000	785,277
Dominion Resources Inc	2.5% 12/19	1,200,000	1,201,309
Dominion Resources Inc	1.6% 8/15/19	262,000	259,091
Dominion Resources Inc	6.4% 6/15/18	1,199,000	1,223,735
Dominion Resources Inc	1.9% 6/15/18	400,000	399,958
Dominion Resources Inc	2% 8/15/21	429,000	419,172
Dow Chemical	3% 11/15/22	1,425,000	1,432,365
Dr Horton Inc	2.55% 12/01/20	560,000	559,121
Duke Energy	1.8% 9/01/21	245,000	238,274
Duke Energy	2.1% 6/15/18	364,000	364,100
Duke Energy	3.15% 8/15/27	2,340,000	2,322,380
Duke Energy	3.75% 7/15/20	1,000,000	1,037,115
Ecolab Inc	4.35% 12/08/21	628,000	668,375
Edison International	2.4% 09/15/22	200,000	195,642
Electronic Arts	3.7% 3/01/21	1,080,000	1,113,479
Emera Us Finance LP	3.55% 6/15/26	645,000	646,680
Enbridge Inc	2.9% 07/15/22	1,100,000	1,093,201
ENEL Finance International N.V.	2.875% 5/25/22 144A	1,120,000	1,116,816
EnLink Midstream	2.7% 4/01/19	660,000	659,358
Enterprise Products	3.9% 2/15/24	2,035,000	2,120,064
Enterprise Products	3.7% 2/26	105,000	107,487
Enterprise Products	2.85% 4/15/21	323,000	325,664
ERAC USA Finance	2.8% 11/01/18 144A	220,000	221,025
ERAC USA Finance	3.85% 11/24 144A	225,000	233,031
ERAC USA Finance	3.3% 10/22 144A	745,000	753,238
Erp Operating Lp	4.625% 12/15/21	15,000	16,066
Erp Operating Lp	2.375% 7/19	286,000	286,694
Eversource Energy	2.5% 3/15/21	1,000,000	993,569
Eversource Energy	2.8% 3/15/22	574,000	574,971
Exelon Generation International Inc	2.85% 6/15/20	1,111,000	1,120,935

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Exelon Generation International Inc	44713	376,000	383,135
Exelon Generation International Inc	4.25% 6/15/22	1,290,000	1,353,416
Express Scripts	2.25% 6/15/19	2,010,000	2,006,569
Express Scripts	3.05% 11/30/22	1,545,000	1,542,162
Express Scripts	2.6% 11/20	500,000	499,500
Exxon Mobil Corp	2.726% 3/01/23	632,000	636,384
Exxon Mobil Corp	2.222% 3/01/21	810,000	808,063
Fannie Mae	2014-M9 AB2 3.055% 7/24	2,070,781	2,076,837
Fannie Mae	2015-M8 Ab2 2.829% Perp	3,700,000	3,708,553
Fannie Mae	2016-M5 Ab2 2.375% 4/26	3,400,000	3,307,303
Fannie Mae	2016-M3 Ab2 2.606% 2/26	2,951,564	2,887,004
Fannie Mae	2016-M11 Ab2 2.183% 7/26	3,800,000	3,609,485
Fannie Mae	2016-M12 Ab2 2.362% 9/26	5,800,000	5,584,097
Fannie Mae	1.5% 11/30/20	638,000	628,577
Fannie Mae	1% 12/31/19	1,673,000	1,656,785
Fannie Mae	0.875% 8/02/19	674,000	663,129
Fannie Mae	20YR 6.50% 7/18 #251825	2,098	2,111
Fannie Mae	20YR 6.50% 11/18 #252104	5,438	5,519
Fannie Mae	20YR 6.50% 3/19 #252348	5,389	5,487
Fannie Mae	15YR 5.50% 4/18 #254686	2,729	2,735
Fannie Mae	20YR 6.00% 9/21 #253999	12,458	13,893
Fannie Mae	6.50% 10/21 #254044	2,424	2,666
Fannie Mae	20YR 6.00% 11/22 #254544	22,207	24,764
Fannie Mae	15YR 4.00% 9/18 #254919	4,873	4,903
Fannie Mae	15YR 4.50% 11/18 #254952	71,121	71,674
Fannie Mae	15YR 4.50% 12/18 #255031	68,927	69,530
Fannie Mae	5.00% 8/25 #255810	321,894	345,865
Fannie Mae	20YR 6.00% 10/27 #256928	111,905	124,792
Fannie Mae	20YR 6.00% 1/28 #257048	92,198	102,816
Fannie Mae	6.00% 2/28 #257076	86,340	96,283
Fannie Mae	5.50% 11/34 #310105	358,809	397,217
Fannie Mae	20YR 6.50% 12/21 #545419	870	956
Fannie Mae	6.50% 7/32 #545759	19,278	21,892
Fannie Mae	6.50% 7/32 #545762	9,667	10,975
Fannie Mae	15YR 6.00% 3/18 #555390	5	5
Fannie Mae	20YR 4.50% 5/26 #AH0473	15,299	16,277
Fannie Mae	15Yr 3.5% 7/26#Ai7819	44,676	46,206
Fannie Mae	15YR 5.50% 9/23 #AL0229	153,409	159,938
Fannie Mae	15YR 5.50% 5/21 #AL0230	98,706	101,021
Fannie Mae	15YR 3.50% 5/27 #AL1741	215,150	222,587

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Fannie Mae	15YR 3.50% 3/27 #AL1746	489,337	506,479
Fannie Mae	15YR 3.50% 5/27 #AL1751	108,749	112,474
Fannie Mae	15YR 3.50% 1/26 #AL1168	102,987	106,562
Fannie Mae	2.5% 01/33#AL2982	206,221	206,253
Fannie Mae	2.5% 01/33#AL2974	255,407	255,128
Fannie Mae	2.5% 01/33#AL2975	289,912	289,958
Fannie Mae	2.5% 01/33#AL2976	170,531	170,558
Fannie Mae	15Yr 3.5% 9/29#Al5878	483,026	502,060
Fannie Mae	15Yr 3.5% 10/29#Al5851	185,744	193,063
Fannie Mae	15Yr 4.5% 11/25#Al8242	328,194	344,103
Fannie Mae	15Yr 3% 9/31#Al8853	2,317,043	2,367,234
Fannie Mae	15Yr 3.5% 12/29#As4198	737,557	765,469
Fannie Mae	15Yr 3.5% 3/29#Av9229	628,819	650,356
Fannie Mae	15Yr 3.5% 1/27 #Ax1909	203,904	210,888
Fannie Mae	6.00% 4/25 #660719	57,302	60,205
Fannie Mae	15YR 5.00% 3/18 #667792	1,230	1,233
Fannie Mae	15YR 5.50% 1/18 #680143	5	5
Fannie Mae	15YR 5.50% 2/18 #681383	72	72
Fannie Mae	15YR 4.00% 9/18 #682450	739	744
Fannie Mae	8.00% 6/27 #695533	7,457	8,636
Fannie Mae	6.00% 3/33 #695584	9,182	10,296
Fannie Mae	15YR 4.50% 5/18 #697602	2,838	2,845
Fannie Mae	15YR 5.00% 5/18 #707298	35,128	35,284
Fannie Mae	15YR 5.00% 6/18 #709848	2,961	2,974
Fannie Mae	15YR 5.00% 6/18 #709877	1,466	1,473
Fannie Mae	15YR 4.50% 6/18 #710238	2,184	2,194
Fannie Mae	15YR 4.50% 7/18 #720393	4,759	4,781
Fannie Mae	15YR 4.50% 5/19 #725445	4,015	4,065
Fannie Mae	15YR 4.50% 4/19 #725352	31,570	31,936
Fannie Mae	15YR 5.50% 4/19 #725528	6,034	6,105
Fannie Mae	15YR 5.50% 9/19 #725793	1,801	1,833
Fannie Mae	15YR 5.50% 9/19 #725796	3,432	3,506
Fannie Mae	15YR 4.00% 7/18 #726128	2,432	2,443
Fannie Mae	15YR 4.50% 8/18 #727466	2,988	3,005
Fannie Mae	15YR 4.50% 8/18 #733772	10,671	10,732
Fannie Mae	15YR 4.50% 12/19 #735290	8,874	9,001
Fannie Mae	6.50% 11/22 #735137	31,360	34,487
Fannie Mae	6.50% 12/32 #735415	9,625	10,927
Fannie Mae	15YR 5.50% 3/20 #735521	3,799	3,877
Fannie Mae	15YR 4.00% 12/18 #735522	18,673	18,790

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Fannie Mae	15YR 4.50% 10/20 #735926	2,850	2,915
Fannie Mae	15YR 5.00% 11/18 #740462	4,214	4,254
Fannie Mae	15YR 4.50% 3/19 #742078	21,056	21,319
Fannie Mae	6.50% 7/35 #745092	10,649	12,138
Fannie Mae	15YR 5.00% 11/18 #749596	16,023	16,192
Fannie Mae	6.00% 9/33 #752786	22,501	25,131
Fannie Mae	15YR 4.50% 3/19 #758528	21,143	21,348
Fannie Mae	15YR 5.00% 4/19 #761326	11,508	11,681
Fannie Mae	15YR 4.00% 6/19 #773153	9,780	10,058
Fannie Mae	15YR 4.00% 7/19 #773445	22,909	23,559
Fannie Mae	15YR 4.50% 4/19 #774267	5,761	5,838
Fannie Mae	15YR 4.50% 5/19 #780233	29,901	30,302
Fannie Mae	15YR 4.50% 7/19 #788390	1,643	1,667
Fannie Mae	15YR 5.50% 10/19 #795064	2,845	2,910
Fannie Mae	15YR 4.50% 10/19 #796680	47,551	48,399
Fannie Mae	15YR 5.00% 12/19 #803919	35,315	36,132
Fannie Mae	15YR 4.50% 2/20 #809744	1,822	1,857
Fannie Mae	15YR 4.50% 11/20 #813915	3,017	3,089
Fannie Mae	15YR 4.50% 10/20 #836381	8,397	8,608
Fannie Mae	15YR 4.50% 7/21 #845515	2,604	2,681
Fannie Mae	15YR 4.50% 1/21 #852735	511	524
Fannie Mae	6.50% 8/36 #888034	13,743	15,592
Fannie Mae	15YR 5.00% 12/21 #888436	101,330	103,673
Fannie Mae	6.50% 8/36 #888544	51,448	58,485
Fannie Mae	15YR 5.00% 12/18 #888681	15,504	15,631
Fannie Mae	15YR 4.50% 12/18 #888889	16,252	16,329
Fannie Mae	7.50% 11/37 #888892	109,226	129,734
Fannie Mae	15YR 6.50% 1/23 #889111	163,727	174,147
Fannie Mae	15YR 4.50% 3/21 #890081	55,525	56,269
Fannie Mae	15YR 4.50% 11/19 #889395	551	558
Fannie Mae	15YR 6.00% 2/23 #889634	219,360	231,259
Fannie Mae	5.50% 2/37 #904918	46,643	50,490
Fannie Mae	15YR 4.50% 7/21 #932885	95,901	97,897
Fannie Mae	15YR 6.00% 6/22 #944357	94,087	99,529
Fannie Mae	20YR 5.50% 7/27 #986156	218,543	239,570
Fannie Mae	7.50% 11/38 #995504	94,535	113,033
Fannie Mae	15YR 4.50% 12/20 #995320	221,267	225,702
Fannie Mae	15YR 5.00% 12/20 #995324	165,498	169,903
Fannie Mae	15YR 6.00% 1/24 #995425	140,999	149,884
Fannie Mae	15YR 4.50% 12/20 #995465	43,446	44,482

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Fannie Mae	15YR 6.50% 2/24 #995658	46,983	50,629
Fannie Mae	8.00% 11/37 #995783	13,936	15,384
Fannie Mae	10YR 2.5% 10/22#AB6544	91,123	91,687
Fannie Mae	10YR 2.5% 10/22#AB6730	73,343	73,806
Fannie Mae	10YR 2.5% 5/23 #MA1431	198,262	199,547
Fannie Mae	10YR 6.50% 12/37 #AD0070	61,433	66,574
Fannie Mae	6.50% 9/28 #AD0329	89,940	99,704
Fannie Mae	6.50% 12/35 #AD0723	59,011	66,980
Fannie Mae	15YR 5.50% 3/24 #AE0467	46,250	48,670
Fannie Mae	15YR 6.00% 3/24 #AE0745	96,685	102,018
Fannie Mae	6.50% 8/36 #AE0746	43,692	49,651
Fannie Mae	2.69% 9/41 #AH5260	90,702	93,843
Fannie Mae	3.228% 7/41#AI3469	23,296	24,352
Fannie Mae	3.01% 8/41 #AI4358	9,287	9,668
Fannie Mae	3.545% 7/41#AI6050	29,777	31,426
Fannie Mae	3.365% 10/41#AI6819	17,151	17,729
Fannie Mae	3.37% 9/41 #AI8935	33,956	35,590
Fannie Mae	9/41#AI9813	20,869	21,958
Fannie Mae	10/41#AJ3399	12,426	12,966
Fannie Mae	6/42#AO2244	37,070	38,287
Fannie Mae	11/40#AE6806	9,041	9,454
Fannie Mae	2001-44 PD 7% 9/31	7,409	8,560
Fannie Mae	1992-205 Z 7% 11/22	48,236	52,291
Fannie Mae	G93-3 K 7% 2/23	21,467	22,935
Fannie Mae	1994-40 Z 6.5% 3/24	124,893	134,998
Fannie Mae	6.625% 11/15/30	1,935,000	2,720,260
Fannie Mae	1997-46 PL 6% 7/27	177,946	191,038
Fannie Mae	2001-7 PF 7% 3/31	2,957	3,400
Fannie Mae	2011-87 Ja 3% 6/25/40	1,404,911	1,416,738
Fannie Mae	2011-123 Jg 2.5% 3/41	2,049,175	2,029,075
Fannie Mae	2013-16 GP 3% 3/33	786,170	797,866
Fannie Mae	2013-18 Md 1.75% 2/33	2,279,663	2,237,009
Fannie Mae	2013-72 KE 3.5% 2/43	1,274,267	1,308,829
Fannie Mae	2013-73 Tk 3.5% 9/42	942,985	969,287
Fannie Mae	2013-130 Cg 4% 6/43	924,666	963,911
Fannie Mae	2014-21 Ga 3% 4/39	2,062,671	2,064,203
Fannie Mae	2014-64 Nk 3% 12/37	2,627,743	2,648,143
Fannie Mae	2014-83 P 3% 6/43	663,639	669,155
Fannie Mae	2015-7 Ga 3% 9/39	2,282,745	2,303,895
Fannie Mae	2015-28 P 2.5% 5/45	1,396,507	1,383,104

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Fannie Mae	2015-28 Je 3% 5/45	943,527	954,634
Fannie Mae	2015-42 Le 3% 6/45	819,238	829,081
Fannie Mae	2016-26 Cg 3% 5/46	1,732,262	1,751,559
Fannie Mae	2016-19 Ah 3% 4/46	670,918	678,654
Fannie Mae	2016-25 Ha 3% 2/38	1,601,593	1,614,081
Fannie Mae	2016-27 Hk 3% 1/41	880,508	889,873
Fannie Mae	2016-27 Kg 3% 1/40	440,932	445,474
Fannie Mae	2016-37 Bk 3% 6/46	1,827,311	1,847,736
Fannie Mae	2016-34 Gh 3% 6/46	1,740,865	1,761,176
Fannie Mae	2016-105 Pa 3.5% 4/45	908,683	936,407
Fannie Mae	2016-100 P 3.5% 11/44	1,398,361	1,441,224
Fannie Mae	3.5% 03/45	1,579,954	1,628,454
Fannie Mae	3.5% 12/45	1,447,481	1,494,603
Fannie Mae	3.5% 11/45	1,356,394	1,393,740
Fannie Mae	3% 01/55	4,943,742	4,975,276
Fannie Mae	3% 01/47	983,107	992,392
Fannie Mae	03-66 PA 3.5% 2/33	82,634	83,030
Fannie Mae	2003-57 NK 5% 6/18	905	909
Fannie Mae	2004-2 QL 4% 2/19	97,490	97,967
Fannie Mae	2004-91 AR 5.50% 4/33	292,733	294,871
Fannie Mae	2007-77 MH 6% 12/36	11,809	11,961
Fannie Mae	2009-10 AB 3/24	17,763	18,286
Fannie Mae	2011-5 PA 4% 10/25	15,663	15,812
Fannie Mae	4.5% 04/41	453,919	480,258
Fannie Mae	2010-31 AP 4.5% 2/40	169,432	170,713
Fannie Mae	2010-104 Pg 2.5% 11/39	2,320,645	2,304,026
Fannie Mae	2010-68 Hj 4.5% 6/40	3,271,906	3,430,300
Fidelity National	2.85% 10/15/18	1,095,000	1,101,640
Fidelity National	3.625% 10/15/20	820,000	842,469
Fifth Third Bank	2.6% 06/15/22	785,000	780,332
Fifth Third Bank	1.45% 2/28/18	2,150,000	2,148,791
Fifth Third Bank	2.375% 4/25/19	1,250,000	1,253,520
Fifth Third Bank	2.03% 02/22	977,000	969,928
FNW 2003-W4 2A	6.5% 10/42	9,853	10,792
Ford Motor Credit Company	16-1 A 2.31% 8/27	324,000	322,926
Ford Motor Credit Company	2016-3 A1 1.55% 7/21	1,198,000	1,187,242
Ford Motor Credit Company	2.37% 09/22	838,000	834,792
Ford Motor Credit Company	2.03% 12/20	939,000	935,175
Ford Motor Credit Company	2015-C A3 1.41% 2/20	305,951	305,393
Ford Motor Credit Company	1.67% 6/21	767,000	762,164

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Ford Motor Credit Company	1.69% 11/21	953,000	951,669
Ford Motor Credit Company	2016-A A3 2.01% 7/20	653,936	651,788
Ford Motor Credit Company	16-B A3 1.33% 10/20	1,768,000	1,759,706
Ford Motor Credit Company	2014-2 A 2.31% 4/26	473,000	473,697
Ford Motor Credit Company	15-2 A 2.44% 1/27	450,000	451,719
Ford Motor Credit Company	2.62% 8/28	500,000	500,299
Ford Motor Credit Company	3.336% 3/18/21	1,730,000	1,756,886
Ford Motor Credit Company	1.897% 8/12/19	1,000,000	992,372
Ford Motor Credit Company	2.681% 01/09/20	1,736,000	1,740,096
Ford Motor Credit Company	5% 5/15/18	605,000	611,157
Ford Motor Credit Company	4.25% 9/20/22	1,475,000	1,546,470
Ford Motor Credit Company	2.459% 3/27/20	2,000,000	1,993,459
Ford Motor Credit Company	3.339% 3/28/22	364,000	368,172
Ford Motor Credit Company	2.375% 1/16/18	1,680,000	1,680,206
Ford Motor Credit Company	4.134% 8/04/25	1,875,000	1,938,695
Fortive Corp	1.8% 06/15/19	178,000	176,699
Fortive Corp	2.35% 06/15/21	302,000	299,327
Freddie Mac	6.00% 8/26 #G00587	24,650	26,990
Freddie Mac	8.50% 7/28 #G00981	71,533	82,585
Freddie Mac	5.50% 3/34 #G01665	65,907	72,946
Freddie Mac	15YR 5.0% 4/20 #G11682	116,285	118,950
Freddie Mac	15YR 5.50% 2/20 #G11728	346,821	354,542
Freddie Mac	15YR 6.50% 4/18 #G11452	20	20
Freddie Mac	15YR 4.50% 1/19 #G11565	5,222	5,266
Freddie Mac	15YR 5.00% 5/18 #P10034	3,886	3,897
Freddie Mac	20YR 6.00% 9/27 #G30357	124,635	138,988
Freddie Mac	6.50% 5/22 #D95395	3,642	4,005
Freddie Mac	15YR 4.00% 6/18 #E96973	3,763	3,777
Freddie Mac	15YR 4.50% 8/18 #E98688	18,745	18,863
Freddie Mac	15YR 4.50% 10/18 #E99833	22,775	22,942
Freddie Mac	15YR 4.50% 9/18 #E99205	18,406	18,541
Freddie Mac	15YR 5.00% 10/18 #E99955	2,569	2,592
Freddie Mac	25YR 5.50% 7/35 #G05815	45,431	50,236
Freddie Mac	15YR 5.00% 10/23 #G13276	127,079	133,281
Freddie Mac	15YR 5.00% 12/18 #G13293	6,976	7,037
Freddie Mac	15YR 6.00% 11/23 #G13368	36,606	38,373
Freddie Mac	15YR 6.50% 7/21 #G12934	7,277	7,661
Freddie Mac	15YR 5.00% 3/19 #G13052	26,377	26,607
Freddie Mac	5.50% 1/24 #G13432	201,603	212,313
Freddie Mac	15YR 5.50% 12/21 #G13481	102,037	106,067

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Freddie Mac	15YR 4.00% 7/24 #G13596	105,040	109,122
Freddie Mac	15YR 5.00% 4/20 #G13598	33,375	33,821
Freddie Mac	15YR 6.00% 1/24 #G13647	185,027	196,833
Freddie Mac	15YR 6.00% 1/24 #G13982	164,585	173,176
Freddie Mac	15YR 5.50% 12/24 #G14015	934,734	978,638
Freddie Mac	15YR 4.00% 9/25 #G14376	89,263	92,795
Freddie Mac	15YR 3.50% 10/26 #G14450	1,207,905	1,249,559
Freddie Mac	15YR 2.5% 6/23#G14775	126,033	126,871
Freddie Mac	15Yr 3.5% 8/30#G15273	575,896	595,575
Freddie Mac	3.5% 11/47#G08788	7,511,366	7,719,482
Freddie Mac	4% 11/47#G08789	7,349,021	7,697,107
Freddie Mac	15YR 4.00% 6/24 #G18312	132,367	137,511
Freddie Mac	6.50% 10/26 #C90995	121,103	134,275
Freddie Mac	6.50% 8/26 #C90985	22,701	25,138
Freddie Mac	20Yr 3.5% 6/32#C91456	853,812	887,908
Freddie Mac	15YR 6.00% 4/20 #J02203	2,648	2,693
Freddie Mac	15YR 6.50% 1/20 #J02204	5,326	5,435
Freddie Mac	6.00% 8/28 #C13910	44,214	49,366
Freddie Mac	15YR 5.50% 11/18 #E01497	14,011	14,184
Freddie Mac	15YR 4.00% 9/25 #E02787	130,180	135,413
Freddie Mac	15YR 4.00% 4/26 #E02867	69,952	73,027
Freddie Mac	15YR 4.50% 11/18 #B10931	16,384	16,537
Freddie Mac	15YR 5.50% 11/18 #B10916	24,606	24,911
Freddie Mac	15YR 4.50% 10/18 #B12459	4,547	4,581
Freddie Mac	15YR 4.50% 4/19 #B13051	5,626	5,699
Freddie Mac	15YR 4.50% 6/19 #B14961	15,558	15,776
Freddie Mac	15YR 2.5% 9/22#J20415	61,724	62,150
Freddie Mac	15Yr 3% 5/29#J29409	1,510,395	1,542,759
Freddie Mac	6.50% 9/23 #Z40030	1,377,260	1,492,288
Freddie Mac	6.50% 5/24 #Z40034	1,653,029	1,797,733
Freddie Mac	5.50% 5/34 #Z40042	498,859	551,094
Freddie Mac	12M+187.9 10/42#849255	90,445	94,379
Freddie Mac	2.98% 8/41 #1B8533	49,103	51,786
Freddie Mac	3.07% 9/41 #1B8608	28,368	29,592
Freddie Mac	3.717% 05/41#1B8124	26,416	27,688
Freddie Mac	3.224% 4/41#1B8179	18,850	19,724
Freddie Mac	3.464% 5/1/41#1B8304	19,675	20,615
Freddie Mac	3.627% 6/1/41#1B8372	23,876	25,025
Freddie Mac	3.283% 6/1/41	18,343	19,189
Freddie Mac	3.242% 9/1/41#1B8659	20,042	20,924

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Freddie Mac	192 I 9% 2/22	35,495	37,649
Freddie Mac	2344 ZJ 6.5% 8/31	4,454	5,073
Freddie Mac	2420 MZ 6.5% 2/32	413,640	469,343
Freddie Mac	2399 OH 6.5% 1/32	42,803	48,595
Freddie Mac	1584 L 6.5% 9/23	48,477	52,197
Freddie Mac	1577 PK 6.5% 9/23	12,207	13,082
Freddie Mac	1617 PM 6.5% 11/23	38,736	41,796
Freddie Mac	1837 Z 6.5% 4/26	31,757	34,484
Freddie Mac	1835 D 6% 4/26	34,516	37,156
Freddie Mac	2068 B 10% 11/22	5,700	6,285
Freddie Mac	2075 PH 6.5% 8/28	33,559	37,335
Freddie Mac	2208 PG 7% 1/30	54,051	62,321
Freddie Mac	2262 Z 7.5% 10/30	29,773	34,812
Freddie Mac	2010-3703 Cy 4% 8/25	2,646,950	2,735,544
Freddie Mac	3803 EN 3.5% 2/24	1,592,881	1,609,178
Freddie Mac	2011-3844 PJ 5% 1/40	409,578	424,367
Freddie Mac	2011-3857 Ec 3.5% 8/39	1,130,524	1,160,203
Freddie Mac	2012-4016 Ca 2% 7/41	1,224,247	1,205,086
Freddie Mac	2012-4049 CA 3% 5/27	814,051	819,920
Freddie Mac	4046 LA 3% 11/2026	655,167	662,110
Freddie Mac	3.5% 06/38	2,601,366	2,654,401
Freddie Mac	4189 Md 3.0% 6/33	889,945	897,942
Freddie Mac	2013-4281 Lg 4% 1/43	748,681	779,606
Freddie Mac	2014-4305 Ma 3% 8/38	2,542,926	2,565,869
Freddie Mac	3% 12/39	4,629,667	4,666,242
Freddie Mac	2014-4352 A 3% 4/40	779,754	787,144
Freddie Mac	2014-4358 Da 3% 6/40	2,634,065	2,659,271
Freddie Mac	2015-4441 Ak 3% 9/37	4,634,898	4,674,011
Freddie Mac	3% 06/38	5,235,648	5,273,655
Freddie Mac	2015-4472 Wl 3% 5/45	552,355	558,919
Freddie Mac	2015-4482 Dh 3% 6/42	2,698,009	2,733,533
Freddie Mac	2015-4502 Ga 3.5% 8/41	2,726,865	2,793,411
Freddie Mac	3% 08/44	2,013,422	2,033,126
Freddie Mac	2.5% 05/47	1,366,718	1,361,974
Freddie Mac	3% 07/44	4,959,288	5,008,576
Freddie Mac	2474 NR 6.5% 7/32	27,005	30,699
Freddie Mac	2484 LZ 6.5% 7/32	49,667	56,493
Freddie Mac	2527 TB 6% 11/32	17,970	20,122
Freddie Mac	2558 BD 5% 1/18	9,789	9,785
Freddie Mac	2590 BY 5% 3/18	42,475	42,558

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Freddie Mac	2650 QN 4.5% 1/33	1,506	1,507
Freddie Mac	2672 NH 0% 9/18	15,733	15,812
Freddie Mac	2872 JG 4.5% 10/19	91,644	92,771
Freddie Mac	3397 FC 0.8613% 12/37	388,526	391,739
Freddie Mac	2009-3534 Mb 4% 5/24	1,370,000	1,414,130
Freddie Mac	3564 JA 4% 1/18	10,398	10,392
Freddie Mac	2010-3747 HM 3% 7/37	422,515	423,556
Freddie Mac	2012-4026 HA 3.5% 12/39	2,515,316	2,583,533
Freddie Mac	2010-3747 HK 2.5% 7/37	483,089	483,411
Freddie Mac	4221 CLS GA 1.4% 7/23	403,827	397,312
FSPC T-54 2A	6% 2/43	76,024	86,758
FSPC T-54 3A	7% 2/43	33,715	38,861
Futures Cash Collateral	Futures Cash Collateral	430,000	430,000
General Electric Capital	2.342% 11/15/20	1,676,000	1,668,148
General Electric Capital	4.65% 10/17/21	160,000	172,243
General Electric Capital	3.1% 1/09/23	649,000	659,076
General Electric Capital	2.2% 1/09/20	224,000	223,760
General Electric Capital	3.375% 3/11/24	786,000	809,718
General Motors Financial	3.7% 5/09/23	1,800,000	1,835,598
General Motors Financial	3.45% 1/14/22	2,135,000	2,163,569
General Motors Financial	2.65% 4/13/20	603,000	603,091
General Motors Financial	3.5% 11/24	780,000	778,227
General Motors Inc	3.15% 06/30/22	520,000	519,529
GM Financial Leasing Trust	2.01% 11/20	385,000	383,577
GM Financial Leasing Trust	2015-2 A3 1.68% 12/18	162,391	162,360
GM Financial Leasing Trust	2.02% 09/20	1,097,000	1,093,759
GMF Floorplan Owner Revolving Trust	16-1 A1 1.86% 5/21	630,000	628,124
GMF Floorplan Owner Revolving Trust	2.22% 1/22 144A	685,000	683,228
GNII II	6.50% 9/29 #002808	190,801	217,418
GNII II	5.50% 7/38 #004187	18,737	19,692
GNII II	6.00% 11/38 #004285	28,029	30,199
GNMA	20YR 6.50% 4/23 #593677	13,539	14,625
GNMA	7.00% 8/28 #416611	23,602	27,019
GNMA	7.00% 8/28 #458917	5,145	5,881
GNMA	7.00% 7/28 #462643	64,397	74,327
GNMA	7.00% 2/28 #462548	1,468	1,643
GNMA	7.00% 10/28 #481353	67,317	78,177
GNMA	6.50% 1/23 #530795	88,695	95,695
GNMA	7.00% 5/32 #552576	13,584	15,821
GNMA	8.00% 11/29 #186997	1,015	1,172

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
GNMA	15YR 4.50% 12/18 #781681	22,534	22,696
GNMA	15YR 6.50% 6/20 #641437	12,147	12,602
GNMA	2009-65 GL 4.5% 5/38	126,608	127,522
GNMA	2002-33 ZD 6% 5/32	367,128	407,568
GNMA	2008-47 PC 5% 11/16/37	884,789	909,325
GNMA	2009-127 PL 4.25% 10/38	251,433	255,280
GNMA	2010-47 CN 4.5% 8/38	115,037	115,954
GNMA	2010-61 HD 3.5% 11/38	1,351,631	1,359,961
GNMA	2010-73 CB 4.40% 8/35	280,297	282,828
GNMA	2010-73 GA 4.5% 9/36	541,655	552,627
GNMA	2010-68 LA 4.5% 3/38	253,258	255,269
GNMA	2010-98 Ch 3% 10/39	462,277	465,730
GNMA	2010-162 PQ 4.5% 6/39	171,235	174,364
GNMA	2013-106 Pa 4% 2/43	1,993,070	2,074,773
GNMA	2000-9 ZJ 8.5% 2/30	59,231	67,408
Goldman Sachs	7.5% 2/15/19	163,000	172,252
Goldman Sachs	3ML+110 11/18	170,000	171,052
Goldman Sachs	3.85% 7/08/24	740,000	767,421
Goldman Sachs	5.95% 1/18/18	665,000	666,049
Goldman Sachs	6.15% 4/01/18	400,000	404,061
Goldman Sachs	5.75% 1/24/22	1,580,000	1,751,757
Goldman Sachs	2.75 9/15/20	2,000,000	2,009,858
Goldman Sachs	2.625% 4/25/21	420,000	419,668
Goldman Sachs	3.85% 01/26/27	4,715,000	4,839,459
Goldman Sachs	2.908%/VAR 6/5/23	1,310,000	1,301,125
Goldman Sachs	3.75% 2/25/26	800,000	820,667
Goldman Sachs	2.3% 12/13/19	1,075,000	1,074,180
Goldman Sachs	2.625% 1/19	1,060,000	1,064,507
Goldman Sachs	2.6% 4/23/20	2,000,000	2,002,607
Goldman Sachs	2.876%/VAR 10/22	2,220,000	2,213,394
Goldman Sachs	5.25% 7/27/21	2,738,000	2,967,122
Goldman Sachs	2.375% 1/22/18	495,000	495,101
GSMS 14-GC18 AAB	3.648% 1/47	116,000	120,021
GSMS 14-GC20 AAB	3.655% 4/47	134,000	138,369
GSMS 15-GC28 AAB	3.206% 02/48	296,000	302,298
GSMS 15-GC32 A3	3.498% 7/48	4,300,000	4,449,417
GSMS 15-GC32 AAB	3.513% 7/48	285,000	294,574
GSMS 2012-ALOH A	3.551 4/10/34	1,780,000	1,835,342
GSMS 2012-GC6 A3	3.482% 01/45	439,341	452,013
GSMS 2012-GCJ7 A4	3.377% 05/45	3,757,528	3,843,623

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
GSMS 2012-GCJ9 A3	2.773% 11/45	675,557	676,895
GSMS 2012-GCJ9 AAB	2.368% 10/45	1,978,210	1,978,099
GSMS 2013-GC10 A4	2.681% 02/46	176,000	175,517
GSMS 2013-GC10 A5	2.943% 2/46	868,000	875,089
Guardian Life Global	2% 4/21 144A	380,000	372,206
Harot	1.68% 08/21	1,012,000	1,003,558
Harot	1.79% 09/21	528,000	524,042
Harot	2016-2 A3 1.39% 4/20	343,102	341,970
Harot	1.72% 07/21	755,000	750,103
Hart	2015-B A3 1.12% 11/19	1,020,148	1,017,485
Hart	2016-B A3 1.29% 4/21	872,000	862,736
Hart	2015-C A3 1.46% 2/20	406,465	405,633
Hart	2016-A A3 1.56% 9/20	275,000	274,199
Hart	1.77% 01/22	1,415,000	1,403,933
Healthcare Trust	2.95% 07/22	658,000	656,183
Hewlett Packard	Step 10/05/18	890,000	894,284
HSBC Holdings	3.033/VAR 11/22/23	900,000	901,687
HSBC Holdings	3.262/VAR 3/13/23	1,300,000	1,317,939
HSBC Holdings	4.875% 1/22	675,000	726,174
HSBC Holdings	2.95% 5/25/21	2,325,000	2,340,748
HSBC Holdings	5.1% 4/05/21	360,000	386,759
HSBC USA Inc	2.625% 9/24/18	1,610,000	1,616,850
HSBC USA Inc	2.25% 6/23/19	659,000	658,903
Hunt Auto	16-1 A3 1.57% 11/20	429,000	427,238
Huntington Bancshares	2.3% 1/14/22	1,000,000	983,782
Huntington Bancshares	2.6% 8/02/18	1,225,000	1,228,599
Huntington Bancshares	2.375% 3/10/20	720,000	718,862
Huntington Bancshares	2.5% 8/7/22	1,040,000	1,025,653
Husky Energy	4% 4/15/24	1,000,000	1,044,412
Hyundai Capital	1.625% 8/19 144A	1,345,000	1,315,897
Hyundai Capital	2.6% 3/20 144A	380,000	376,881
Hyundai Capital	2.55% 2/19 144A	890,000	888,374
Hyundai Floorplan Master Owner Trust	2016-1A A2 1.81% 3/21	437,000	435,686
Imperial Tobacco	2.95% 7/20 144A	2,000,000	2,019,174
ING Group N.V.	3.15% 3/29/22	850,000	860,061
Ingersoll-Rand	2.875% 1/15/19	160,000	160,818
Intercontinental Exchange	2.75% 12/01/20	534,000	540,328
International Lease Finance Group	7.125% 9/01/18 144A	1,941,000	2,002,847
International Paper	4.75% 2/15/22	1,855,000	1,995,031
ITC Holdings Corp	2.7% 11/22 144A	523,000	521,982

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Jackson National Life Global	2.25% 4/29/21	2,845,000	2,814,386
Japan Bank International	1.5% 7/21/21	787,000	758,916
Japan Bank International	2.25% 02/24/20	600,000	597,362
Japan Bank International	2.125% 6/20	1,878,000	1,866,576
Japan Bank International	2.125% 7/21/20	1,000,000	992,295
Japan Finance Organization for Municipalities	2.625% 4/20/22 144A	1,200,000	1,192,905
Japan Finance Organization for Municipalities	2.125% 10/23 144A	1,000,000	960,395
Jefferies Group	6.875% 4/15/21	985,000	1,101,821
John Deere Capital	3.9% 7/12/21	500,000	523,637
John Deere Capital	2.8% 3/21	2,000,000	2,020,605
Jordan Government	3% 6/30/25	790,000	813,014
JP Morgan Chase & Co.	4.25% 10/15/20	2,050,000	2,149,311
JP Morgan Chase & Co.	4.625% 5/10/21	1,400,000	1,494,597
JP Morgan Chase & Co.	2.35% 1/28/19	820,000	821,557
JP Morgan Chase & Co.	3.625% 5/13/24	1,340,000	1,393,054
JP Morgan Chase & Co.	2.55% 10/29/20	400,000	401,148
JP Morgan Chase & Co.	2.2% 10/22/19	870,000	869,080
JP Morgan Chase & Co.	3.2% 1/25/23	1,000,000	1,019,856
JP Morgan Chase & Co.	2.25%1/23/20	640,000	639,537
JP Morgan Chase & Co.	2.75% 6/20	1,785,000	1,800,474
JP Morgan Chase & Co.	3.2% 6/26	2,060,000	2,058,339
JP Morgan Chase & Co.	2.95% 10/01/26	1,140,000	1,119,440
JPM T 2013-C16 A2	3.07% 12/46	2,287,150	2,299,014
JPMBB 13-C12 ASB	3.157% 07/45	1,780,000	1,807,667
JPMBB 14-C22 ASB	3.5036% 09/47	356,000	367,110
JPMBB 15-C27 A3A1	2.9202% 2/48	4,500,000	4,474,095
JPMBB 15-C29 A2	2.8596% 5/48	379,000	382,784
JPMBB 15-C32 A4	3.3293% 11/48	3,000,000	3,060,605
JPMCC 12-C8 ASB	2.3791% 10/45	2,232,483	2,228,753
JPMCC 13-C10 A5	3.1425% 12/47	745,000	759,167
JPMCC 16-JP4 A2	2.9343% 12/49	507,000	512,949
JPMCC 17-JP5 A3	3.3422% 03/50	2,100,000	2,130,646
JPMCC 2012-C6 A3	3.5074% 5/45	305,022	314,735
JPMCC 2012-C8 A3	2.8291% 10/45	479,748	482,118
JPMCC 2015-JP1 A2	3.1438% 1/49	423,000	429,912
Key Corp	5.1% 3/24/21	435,000	468,746
Key Corp	2.9% 9/15/20	2,000,000	2,018,575
KeyBank National	2.5% 12/15/19	307,000	307,868
KeyBank National	1.65% 2/01/18	1,100,000	1,099,714

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
KeyBank National	2.25% 3/16/20	250,000	249,253
KeyBank National	1.6% 8/22/19	384,000	379,765
Kinder Morgan	2.65% 2/01/19	207,000	207,357
Kinder Morgan	3.05% 12/01/19	392,000	395,389
Kraft Foods	5.375% 2/20 WI	523,000	554,087
Kraft Foods	3.5% 6/22 WI	980,000	1,002,668
Kraft Heinz	3.95% 7/15/25	3,180,000	3,283,769
Kraft Heinz	3% 6/01/26	400,000	384,808
Kroger	2.8% 08/01/22	790,000	787,029
Kroger	2.3% 1/15/19	350,000	350,269
Kroger	3.3% 1/15/21	215,000	219,252
Kroger	2% 1/15/19	1,000,000	998,144
Laboratory Corp	3.2% 2/01/22	150,000	152,914
LCCM 2017-LC26 A2	3.128% 07/50	3,950,000	4,023,592
LG&E & Ku Energy Llc	3.75% 11/20	1,250,000	1,289,548
Liberty Mutual	5% 6/01/21 144A	390,000	417,070
Liberty Mutual	4.95% 5/22 144A	930,000	1,003,388
Lincoln National	6.25% 2/15/20	1,350,000	1,453,650
LyondellBasell Industries	5% 4/15/19	974,000	999,967
Macquarie	3.189/VAR 11/23 144A	1,545,000	1,534,247
Macys Retail	3.875% 1/15/22	270,000	271,677
Manitoba Provence	2.125% 6/26	100,000	94,034
Manufacturers & Traders Trust Company	2.3% 1/30/19	450,000	450,345
Manufacturers & Traders Trust Company	2.5% 5/18/22	500,000	497,785
Manufacturers & Traders Trust Company	2.1% 2/06/20	600,000	597,987
Marathon Petrol	2.7% 12/14/18	515,000	516,847
Markel Corp	7.125% 9/30/19	1,300,000	1,400,940
Marriott Intl	3% 3/01/19	2,440,000	2,456,496
Marsh & Mclennan	2.35% 3/06/20	550,000	549,656
Marsh & Mclennan	2.75% 1/30/22	377,000	377,716
MassMutual	2.45% 11/23/20 144A	750,000	751,008
MassMutual	2.35% 4/19 144A	890,000	891,728
MBART 2016-1 A3	1.26% 2/21	830,000	824,307
Mcdonalds	2.75% 12/20	74,000	74,762
Mcdonalds	2.625% 1/15/22	530,000	531,029
Mckesson Corp	2.284% 3/15/2019	614,000	614,070
Mckesson Corp	4.75% 3/01/21	425,000	450,390
Medtronic Inc	2.5% 3/15/20	790,000	794,630
Medtronic Inc	3.5% 3/15/25	5,515,000	5,719,632
Merrill Lynch	6.875% 4/25/18	342,000	347,224

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
MetLife	2.3% 4/10/19 144A	890,000	891,165
MetLife	7.717% 2/15/19	2,500,000	2,656,121
MetLife	1.5% 1/18 144A	145,000	144,984
MetLife	2% 4/20 144A	750,000	744,211
MetLife	2.65% 4/22 144A	750,000	749,777
Mitsubishi UFJ Financial Corp	2.19% 9/13/21	500,000	490,899
Mitsubishi UFJ Financial Corp	2.45% 10/16/19 144A	1,575,000	1,577,316
Mitsubishi UFJ Financial Corp	2.998% 2/22	436,000	438,718
Mitsubishi UFJ Financial Corp	2.25% 2/20	1,703,000	1,693,658
Mitsubishi UFJ Financial Corp	2.665% 07/25/22	780,000	772,533
Mitsubishi UFJ Financial Corp	3.75% 3/10/24 144A	1,290,000	1,346,070
Mizuho Bank Limited	2.45% 4/19 144A	450,000	450,294
Mizuho Financial Group	2.632% 04/21 144A	1,000,000	997,083
Mizuho Financial Group	2.273% 9/13/21	500,000	490,822
Mizuho Financial Group	2.953% 2/22	500,000	501,135
Mondelez	1.625% 10/28/19 144A	2,230,000	2,197,567
Moodys Corp	2.75% 12/15/21	107,000	107,122
Morgan Stanley	5.5% 1/26/20	1,360,000	1,441,127
Morgan Stanley	2.75% 05/19/22	850,000	846,774
Morgan Stanley	3.971/VAR 7/38	165,000	170,727
Morgan Stanley	3.75% 2/25/23	1,795,000	1,860,003
Morgan Stanley	2.5% 4/21/21	2,340,000	2,335,858
Morgan Stanley	3.625% 01/20/27	2,540,000	2,598,840
Morgan Stanley	5.75% 1/25/21	3,070,000	3,345,199
Morgan Stanley	5.5% 7/28/21	525,000	574,208
Morgan Stanley	2.65% 1/27/20	2,100,000	2,109,368
Morgan Stanley	3.125% 7/27/26	1,420,000	1,400,205
Morgan Stanley	2.8% 6/16/20	4,000,000	4,035,832
Morgan Stanley	3.7% 10/23/24	350,000	361,585
Morgan Stanley	2.5% 1/24/19	1,330,000	1,333,299
Mosaic Co New	4.25% 11/15/23	2,275,000	2,355,440
MPLX LP	4.125% 03/01/27	380,000	389,104
MSBAM 13-C13 ASB	3.557% 11/46	655,000	675,473
MSBAM 15-C22 ASB	3.04% 4/15/48	200,000	202,881
MSBAM 2012-C6 A4	2.858% 11/45	948,000	952,237
MSBAM 2013-C11 A4 CSTR	8/46	228,000	243,048
MSBAM 2013-C7 A4	2.918% 2/46	616,000	621,198
MSBAM 2013-C8 A4	3.134% 12/48	703,000	715,283
MSBAM 2014-C14 A2	2.916% 1/47	673,487	678,333
MSBAM 2014-C16 ASB	3.477% 6/47	469,000	482,414

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
MSBAM 2014-C17 ASB	3.477% 8/47	591,000	608,052
MSBAM 2015-C21 A3	3.077% 3/48	2,000,000	2,009,328
MSBAM 2015-C21 ASB	3.15% 03/48	118,000	120,017
MSBAM 2016-C29 A1	1.597% 5/49	379,042	375,266
MSC 2011-C3 A3	4.054% 7/49	48,988	50,211
MSC 2015-MS1 A3	3.51% 5/48	3,500,000	3,621,448
Mylan N.V.	2.5% 06/07/19	811,000	810,089
NA Development Bank	4.375% 2/11/20	2,100,000	2,188,024
NALT 2017-A A3	1.91% 04/20	890,000	886,802
NALT 2017-B A3	2.05% 09/20	504,000	502,740
NAROT 2015-A A3	1.05% 10/19	573,040	571,917
NAROT 2016-B A3	1.32% 1/15/21	1,474,000	1,463,808
NAROT 2016-C A3	1.18% 1/21	776,000	768,013
NAROT 2017-A A3	1.74% 08/21	858,000	852,781
NAROT 2017-B A3	1.75% 10/21	2,095,000	2,079,309
National Australian Bank	2.625% 1/14/21	1,635,000	1,641,937
National Rural Utilities	2.3% 11/01/20	2,500,000	2,497,422
Nationwide	2.45% 7/27/21 144A	1,250,000	1,239,798
NAVSL 2016-6A A1	1Ml+48 3/66	769,720	771,069
NAVSL 2017-1A A1	1ML+40 7/66	1,170,627	1,171,893
New York City Transitional Finance Authority (TFA)	2.85% 02/01/24	210,000	210,355
New York City Transitional Finance Authority (TFA)	2.05% 08/01/23	225,000	217,530
New York Life	1.95% 2/20 144A	1,000,000	993,453
New York State Urban Development Corporation	2.67% 03/15/23	525,000	523,115
New York State Urban Development Corporation	2.7% 03/15/23	915,000	913,033
Newell Rubbermaid	4.2% 4/01/26	535,000	558,619
Nextera Energy	1.649% 9/01/18	167,000	166,517
Nisource Inc	2.65% 11/17/22	2,125,000	2,108,675
Nissan	2.15% 07/13/20 144A	715,000	709,491
Nissan	1.5% 3/18 144A	1,265,000	1,264,265
Nissan	2.15% 09/20 144A	925,000	917,289
Nissan	2.25% 1/20 144A	1,070,000	1,068,018
NMOTR 2016-A A2	1.54% 6/21	452,000	448,184
Noble Energy Inc	3.9% 11/15/24	1,500,000	1,541,935
Noble Energy Inc	4.15% 12/15/21	1,605,000	1,672,267
Nomura Holdings	2.75% 3/19/19	975,000	982,216
Nordea Bank AB	2.375% 4/4/19 144	660,000	661,490
Norfolks South	3.25% 12/01/21	20,000	20,491

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Northrop Grumman	2.55% 10/15/22	1,090,000	1,082,085
OBP 2010-OBP A	4.6462% 7/45	2,445,000	2,556,455
Oneok Inc	4% 07/13/27	590,000	597,812
Oneok Inc	3.375% 10/01/22	1,145,000	1,152,877
Oneok Inc	3.2% 9/15/18	65,000	65,378
Ontario Province	2.25% 05/18/22	505,000	499,652
Ontario Province	1.25% 06/19	620,000	612,331
Ontario Teachers	3.125% 03/20/22	565,000	572,468
Oracle Corp	1.9% 9/15/21	5,725,000	5,634,038
People's United	3.65% 12/06/22	995,000	1,018,682
People's United	4% 7/15/24	405,000	408,957
Pepsico Inc	1.7% 10/06/2021	1,000,000	975,291
PG&E Corp	2.4% 3/01/19	67,000	67,035
Philip Morris	2.375% 8/17/22	745,000	733,966
Philip Morris	1.875% 2/21	1,294,000	1,270,222
Philip Morris	1.875% 1/15/19	450,000	449,130
Plains All American Pipeline	2.85% 1/31/23	800,000	765,392
Plains All American Pipeline	4.5% 12/26	800,000	810,747
PNC Bank	3.25% 6/01/25	2,150,000	2,181,577
PNC Bank	2.15% 4/29/21	1,000,000	991,008
PNC Bank	2.55% 12/09/21	500,000	499,692
PNC Bank	6.875% 4/01/18	250,000	253,010
PNC Bank	2.95% 1/30/23	1,040,000	1,046,748
PNC Bank	3.8% 7/25/23	460,000	480,368
PNC Bank	4.375% 8/11/20	1,200,000	1,260,839
PPL Capital Funding Inc	3.5% 12/01/22	405,000	416,345
Pricoa Global	2.45% 9/21/22 144A	626,000	620,294
Principal Financial Group	1.5% 4/18/19 144A	225,000	223,042
Principal Financial Group	2.2% 4/20 144A	1,355,000	1,349,758
Principal Financial Group	3.3% 9/15/22	460,000	467,825
Private Export Funding	1.875% 7/15/18	205,000	205,189
Private Export Funding	2.3% 9/15/20	4,010,000	4,022,014
Private Export Funding	2.45 7/15/24	290,000	288,577
Progress Energy Inc	4.875% 12/01/19	1,500,000	1,568,791
Protective Life Global	2.161% 9/20 144A	500,000	494,562
Pt Holdings Co Inc (Unlisted)	—	525	—
Public Service Company of Oklahoma	5.15% 12/01/19	27,000	28,270
Public Service Electric and Gas Company	2.65% 11/22	577,000	571,845
Public Service Enterprise	2% 11/15/21	293,000	286,007
Quebec Province	2.375% 1/31/22	800,000	797,016

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Quebec Province	2.75% 4/12/27	1,260,000	1,249,198
Quebec Province	7.14% 2/27/26	630,000	790,259
Reckitt Benckiser	2.375% 6/24/22 144A	1,000,000	980,261
Regions Financial Corp	3.2% 2/08/21	1,000,000	1,017,371
Regions Financial Corp	2.75% 8/22	1,407,000	1,402,389
Reliance Std Lf	2.5% 1/15/20	2,745,000	2,744,979
Reynolds American	3.25% 6/20	504,000	512,079
Reynolds American	4% 6/12/22	257,000	268,488
Rockwell Collins	2.8% 3/15/22	860,000	861,110
Roper Industries	2.05% 10/01/18	609,000	608,907
Roper Technologies	3% 12/15/20	750,000	758,869
Roper Technologies	2.8% 12/15/21	651,000	652,074
Royal Bank of Canada	1.5% 7/29/19	1,000,000	988,470
Royal Bank of Canada	2.15% 10/20	1,070,000	1,063,013
Royal Bank of Canada	2.35% 10/30/20	300,000	299,909
Royal Bank of Canada	2.15% 3/15/19	450,000	449,985
Royal Bank of Scotland	3.498/VAR 5/23	1,025,000	1,027,108
Ryder System Inc	2.5% 09/01/22	395,000	387,854
Ryder System Inc	2.35% 2/19	1,480,000	1,481,287
San Diego G&E	3% 8/15/21	500,000	510,970
Santander UK	2.875% 10/16/20	1,500,000	1,504,958
Santander UK	3.125% 1/8/21	1,025,000	1,034,641
Select Income REIT	2.85% 2/18	339,000	339,000
Sempra Energy	2.4% 3/15/20	445,000	444,718
Sempra Energy	1.625% 10/07/19	707,000	698,113
SES Global	2.5% 3/19 144A	675,000	672,477
Shell International	2.25% 11/10/20	550,000	549,811
Shell International	2.125% 5/20	571,000	569,777
Shire Acquisitions Investments Ireland Limited	2.4% 9/23/21	3,070,000	3,021,355
Simon Property	2.35% 1/30/22	175,000	173,319
Simon Property	3.375% 3/15/22	170,000	174,468
Simon Property	2.75% 06/01/23	690,000	687,791
Skandinaviska Enskilda Banken AB	2.375% 3/25/19 144A	1,890,000	1,894,241
Southern Company	2.35% 7/01/21	1,500,000	1,490,948
SP Powerassets LTD	3% 9/26/27 144A	1,150,000	1,135,938
SRT 2017-A A3	2.58% 01/21	820,000	817,615
SSTRT 17-1A A3	1.89% 8/20	753,000	750,839
SSTRT 17-2A A3	2.04% 4/21 144A	501,000	497,934
SSTRT 2016-1A A3	1.76% 3/20	481,000	479,078
STAT 15-1A A3	1.42% 9/19	598,923	598,682

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
State Street Corp	2.653/VAR 5/23	690,000	690,113
State Street Government Short Term Investments Fund	—	13,020,702	13,020,702
Stifel Financial Corp	4.25% 7/18/24	1,680,000	1,720,497
Sumitomo Mitsui Banking Corp	2.784% 7/22	1,295,000	1,287,436
Sumitomo Mitsui Banking Corp	2.25% 7/11/19	785,000	784,647
Sumitomo Mitsui Banking Corp	2.45% 1/16/20	1,950,000	1,950,515
Sumitomo Mitsui Banking Corp	2.45% 1/10/19	1,235,000	1,237,698
Sumitomo Mitsui Banking Corp	2.846% 01/11/22	1,000,000	1,001,870
Sumitomo Mitsui Banking Corp	2.05% 3/19 144A	1,100,000	1,097,069
Sumitomo Mitsui Banking Corp	2.778% 10/22	575,000	570,991
Sumitomo Mitsui Banking Corp	1.95% 09/19/19 144A	745,000	738,970
Suntrust Banks Inc	2.35% 11/01/18	1,230,000	1,233,313
Suntrust Banks Inc	2.7% 1/27/22	1,500,000	1,499,772
Swedish Export Credit Corp	1.75% 3/10/21	2,085,000	2,051,561
Swiss Re Treasury (US) Corp	2.875% 12/22 144A	580,000	580,713
Synchrony Bank	3% 6/15/22	1,130,000	1,125,256
Synchrony Financial	2.7% 2/03/20	805,000	806,970
Synchrony Financial	3.75% 8/15/21	640,000	656,198
SYNCT 2015-1 A	2.37% 3/23	748,000	750,311
SYNCT 2015-3 A	1.74% 9/21	750,000	749,078
TAOT 2015-C A3	1.34% 6/19	1,526,234	1,524,350
TAOT 2016-A A3	1.25% 3/20	2,346,279	2,337,288
TAOT 2016-B A3	1.51% 4/20	1,381,335	1,376,148
TAOT 2016-C A3	1.14% 8/20	493,000	489,676
TAOT 2017-B A3	1.76% 07/21	2,245,000	2,230,202
TAOT 2017-C A3	1.78% 11/21	1,040,000	1,032,228
Tennessee Valley Authority	2.875% 02/01/27	290,000	295,434
Tennessee Valley Authority	7.125% 5/01/30	130,000	187,370
The Emirate of Abu Dhabi	3.125% 10/27 144A	2,790,000	2,727,950
The Travelers Companies, Inc	5.8% 5/15/18	35,000	35,492
Thermo Fisher	2.4% 2/01/19	2,081,000	2,085,931
Thermo Fisher	2.15% 12/14/18	189,000	189,258
Time Warner Cable	8.75% 2/14/19	1,600,000	1,705,846
Time Warner Inc	4.75% 3/29/21	1,149,000	1,222,884
Time Warner Inc	3.8% 2/15/27	825,000	823,988
Time Warner Inc	4% 1/15/22	15,000	15,617
TJX Companies, Inc	2.75% 6/15/21	411,000	416,736
Toronto Dominion Bank	2.125% 4/07/21	1,000,000	990,381
Total Capital International	2.875% 2/17/22	13,000	13,177
Total Capital International	2.125% 1/10/19	1,400,000	1,401,308

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Total Capital International	2.75% 6/19/21	430,000	434,247
Toyota Motor Corp	2.6% 1/11/22	1,000,000	1,005,255
Transcanada	2.5% 8/1/22	800,000	794,810
Transcanada	2.125% 11/15/19	840,000	837,015
UBS	2.45% 12/01/20 144A	2,075,000	2,068,746
UBS	2.375% 8/14/19	1,885,000	1,886,360
UBS	4.125% 09/25 144A	1,350,000	1,416,418
UBS	2.859/VAR 08/23 144A	1,315,000	1,299,795
UBSBB 2012-C2 A4	3.525% 5/63	447,000	461,669
United Parcel Services	5.125% 4/01/19	2,100,000	2,177,911
UnitedHealth Group	2.7% 7/15/20	303,000	306,483
UnitedHealth Group	2.125% 3/15/21	600,000	595,528
UnitedHealth Group	3.45% 1/27	1,020,000	1,054,853
UnitedHealth Group	2.875% 12/15/21	400,000	405,046
UnitedHealth Group	4.7% 2/21	2,150,000	2,286,014
US 10yr Note Future	(CBT) MAR18 TYH8	(84)	(17,063)
US 10yr Ultra Future	10YR ULTRA FUT MAR18 UXYH8	(26)	(7,313)
US 2yr Note Future	(CBT) MAR18 TUH8	548	34,251
US 5yr Note Future	(CBT) MAR18 FVH8	400	37,500
US Long Bond Future	(CBT) MAR18 USH8	(168)	(47,250)
US Treasury Bill	0% 05/24/18	300,000	298,289
US Treasury Bond	2.875% 5/15/43	595,000	611,153
US Treasury Bond	3.625% 08/15/43	615,000	717,038
US Treasury Bond	3% 05/15/45	850,000	891,696
US Treasury Bond	2.875% 8/15/45	85,000	87,076
US Treasury Bond	3% 02/15/47	875,000	919,207
US Treasury Bond	2.75% 08/15/47	1,800,000	1,800,227
US Treasury Bond	4.25% 11/15/40	1,110,000	1,408,395
US Treasury Bond	1.875% 09/30/2022	4,275,000	4,212,532
US Treasury Bond	2.125% 11/30/24	7,010,000	6,916,308
US Treasury Bond	1.875% 12/15/20	15,020,000	14,975,422
US Treasury Bond	1.875% 12/31/19	8,430,000	8,426,276
US Treasury Bond	1.25% 11/30/18	68,670,000	68,332,865
US Treasury Bond	1.5% 12/31/18	55,230,000	55,053,331
US Treasury Bond	1.5% 1/31/19	36,305,000	36,170,224
US Treasury Bond	2.375% 8/15/24	2,885,000	2,893,567
US Treasury Bond	2.125% 9/30/21	66,685,000	66,722,346
US Treasury Bond	2.125% 12/31/22	5,615,000	5,590,856
US Treasury Bond	1.375% 5/31/21	20,250,000	19,792,969
US Treasury Bond	1.125% 6/30/21	3,075,000	2,977,736

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
US Treasury Bond	0.75% 7/15/19	26,466,000	26,018,355
US Treasury Bond	1.125% 7/31/21	934,200	903,338
US Treasury Bond	1.25% 12/31/18	9,505,000	9,451,948
US Treasury Bond	1.75% 05/15/23	330,000	321,811
US Treasury Bond	2.125% 06/30/2021	3,825,000	3,832,205
US Treasury Bond	0.125% 04/15/22	1,175,000	1,184,060
US Treasury Bond	1.875% 04/30/22	24,156,000	23,865,212
US Treasury Bond	1.75% 05/31/22	980,000	962,837
US Treasury Bond	1.25% 06/30/19	14,695,000	14,563,602
US Treasury Bond	2% 06/30/24	7,000,000	6,864,429
US Treasury Bond	1.5% 7/15/20	2,693,000	2,663,885
US Treasury Bond	1.625% 08/31/22	15,000,000	14,627,418
US Treasury Bond	1.375% 09/15/20	14,340,000	14,134,153
US Treasury Bond	1.625% 10/15/20	880,000	872,117
US Treasury Bond	1.75% 11/15/20	23,605,000	23,467,464
US Treasury Bond	1.375% 2/29/20	2,150,000	2,125,461
US Treasury Bond	1.75% 3/31/22	22,365,000	21,996,328
US Treasury Bond	1.375% 3/31/20	14,880,000	14,703,812
US Treasury Bond	1.375% 4/30/20	7,086,000	6,997,414
US Treasury Bond	1% 9/15/18	410,000	408,010
US Treasury Bond	2% 11/30/22	11,775,000	11,666,169
US Treasury Bond	1.75% 12/31/20	16,000,000	15,887,570
US Treasury Bond	1.375% 1/31/21	17,300,000	16,968,961
US Treasury Bond	2.625% 11/15/20	1,265,000	1,287,721
US Treasury Bond	1.375% 4/30/21	46,585,000	45,573,587
US Treasury Bond	1.25% 10/31/21	1,075,000	1,041,339
US Treasury Bond	0.75% 10/31/18	9,135,000	9,059,530
US Treasury Bond	1.75% 11/30/21	1,940,000	1,912,828
US Treasury Bond	2% 12/31/21	7,330,000	7,292,337
US Treasury Bond	1.375% 01/15/20	4,140,000	4,096,777
US Treasury Bond	1% 5/31/18	790,000	788,395
US Treasury Bond	1.375% 02/15/20	4,990,000	4,934,405
US Treasury Bond	1.625% 03/15/20	15,235,000	15,140,275
US Treasury Bond	1.875% 03/31/22	10,000,000	9,886,326
US Treasury Bond	1.625% 6/30/2019	9,524,000	9,490,177
US Treasury Bond	1.5% 4/15/20	6,054,100	5,997,086
US Treasury Bond	1.5% 05/15/20	25,464,000	25,217,319
US Treasury Bond	2.125% 5/15/25	2,495,000	2,456,264
US Treasury Bond	2.125% 6/30/22	730,000	728,587
US Treasury Bond	1.625% 7/31/20	12,000,000	11,906,385

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
US Treasury Bond	1.5% 06/15/20	18,690,000	18,499,531
US Ultra Bond Future	(CBT) MAR18 WNH8	18	7,875
USAA Capital	2% 6/01/21 144A	1,000,000	980,864
USAOT 2017-1 A3	1.79% 05/21	727,000	722,737
Vende	1994-1 2ZB 6.5% 2/24	176,041	189,544
Ventas Realty	2% 2/15/18	320,000	319,982
Verizon	3.376% 02/15/25 144A	687,000	689,435
Verizon	4.6% 4/01/21	1,000,000	1,063,758
Verizon	3.5% 11/01/21	995,000	1,024,484
Verizon	3.45% 3/15/21	325,000	334,875
Verizon	1.75% 8/15/21	1,496,000	1,455,666
Verizon	2.946% 03/15/22	1,350,000	1,358,060
Virginia Electric & Power Co.	2.95% 1/15/22	340,000	344,151
Volkswagen	2.125% 11/18 144A	600,000	599,495
Volkswagen	2.4% 5/20 144A	300,000	299,105
Wachovia Corp	5.75% 2/01/18	2,000,000	2,006,200
Watson Pharma Inc	3.25% 10/01/22	700,000	702,067
Wells Fargo	2.5% 3/04/21	2,500,000	2,498,625
Wells Fargo	3% 1/22/21	844,000	855,947
Wells Fargo	2.6% 7/20	500,000	503,045
Wells Fargo	2.55% 12/07/20	1,080,000	1,084,292
Wells Fargo	2.918% 10/45	947,281	954,736
Western Gas Partners	4% 7/01/22	395,000	402,922
Westpac Banking	2.6% 11/20	2,580,000	2,590,282
Westpac Banking	1.6% 8/19/19	1,000,000	989,510
Westpac Banking	2.8% 1/11/22	1,000,000	1,006,958
WFCM 15-LC20 A3	3.086% 4/50	4,800,000	4,868,589
WFCM 2012-LC5 ASB	2.528% 10/45	306,906	307,736
WFCM 2013-LC12 A1	1.676% 7/46	206,359	206,117
WFCM 2015-C27 ASB	3.278% 2/48	486,000	496,884
WFCM 2016-C34 A2	2.741% 5/49	474,000	473,745
WFCM 2016-C35 A2	2.495% 7/48	158,000	157,302
WFCM 2016-C37 A2	3.03% 12/49	357,000	362,265
WFCM 2016-LC25	1.795% 12/15/59	261,357	258,403
WFRBS 13-C12 ASB	2.838% 3/48	90,000	90,782
WFRBS 13-C16 ASB	3.963% 9/46	191,000	198,532
WFRBS 14-C20 ASB	3.638% 05/47	230,000	237,876
WFRBS 14-C23 ASB	3.636% 10/57	272,000	282,453
WFRBS 2011-C3 A4	4.375% 3/44	569,000	596,250
WFRBS 2012-C7 A2	3.431% 6/45	363,000	372,787

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
WFRBS 2012-C8 A2	1.881% 8/45	29	29
WFRBS 2012-C9 A3	2.87% 11/45	512,000	515,422
WFRBS 2012-C9 ASB	2.445% 11/45	2,897,655	2,901,303
WFRBS 2013-C11 A5	3.071% 03/45	918,000	931,376
WFRBS 2013-C12 A4	3.198% 3/48	219,000	223,448
WFRBS 2013-C14 A2	2.133% 6/46	158,550	158,541
WFRBS 2013-C14 A5	3.337% 6/46	274,000	281,337
Williams Partners	3.6% 3/15/22	545,000	557,423
Wisconsin Energy	2.45% 6/15/20	218,000	218,408
WOART 2014-B A3	1.14% 1/20	393,511	392,782
WOLS 2015-A A3	1.54% 10/18	156,300	156,273
Wrap Contracts	Wrap Contracts	—	58,316
Wyndham Worldwide	2.5% 3/18	390,000	390,123
Xerox Corp	2.75% 3/15/19	554,000	553,996
Xylem Inc	4.875% 10/01/21	400,000	431,368
Zoetis Inc	3.45% 11/13/20	106,000	108,495

Adjustment to Contract Value			(4,396,156)

Total Investment Contracts			$1,765,191,430

Registered Investment Companies
Fidelity Investments Money Market Government Portfolio - Institutional Class Fund*	Money Market Fund	772,877,398	772,877,398
Janus Balanced N Fund	Blended Based Fund	51,035,894	1,679,591,257
Oppenheimer Developing Markets Fund	Equity Based Fund	4,892,702	210,043,681
Pimco Total Return Institutional Fund	Fixed Income Based Fund	49,973,751	513,230,420
T. Rowe Price Institutional Small-Cap Stock Fund	Equity Based Fund	27,463,732	651,439,727
Vanguard Institutional Total Stock Market Index Fund Institutional Plus Shares	Equity Based Fund	45,736,696	2,719,961,300
Vanguard REIT Index Inst	Equity Based Fund	9,462,574	172,124,218

Total Registered Investment Companies			$6,719,268,001

Self-Directed Brokerage Account	Various	$—	$621,574,612

Common Collective Trust
Harris Associates Oakmark Global Collective Fund	Equity Based Fund	16,474,988	314,013,270
Northern Trust Collective Aggregate Bond Index Fund - DC – Non-Lending	Fixed Income Based Fund	10,953,134	1,183,486,083

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Northern Trust ACWI ex-US Fund - DC NonLending(a)	Equity Based Fund	13,326,739	1,625,995,371
Northern Trust Collective Russell 2000 Index Fund - DC - Non-Lending	Equity Based Fund	6,553,286	970,148,507
Northern Trust Collective S&P 500 Index Fund - DC - Non-Lending	Equity Based Fund	21,138,609	3,107,375,545

Total Common Collective Trust			$7,201,018,776

Raytheon Company Common Stock
Raytheon Company*	Raytheon Common Stock	11,014,023	2,068,984,221
Total Raytheon Company Common Stock			$2,068,984,221

Total Investments			$18,376,037,040

Participant Loans*	3.25%-9.50%		$213,867,927

Total Investments At Contract Value Including Participant Loans			$18,589,904,967

*Party in interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 18, 2018

RAYTHEON SAVINGS AND INVESTMENT PLAN

By:	/s/ Michael J. Wood
Michael J. Wood
Vice President, Controller and Chief Accounting Officer
Principal Accounting Officer

EXHIBIT INDEX

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.